   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       SOFTWARE TECHNOLOGIES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            CALIFORNIA                            7372                            95-4249153
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)         CLASSIFICATION NUMBER)             IDENTIFICATION NUMBER)

                           404 EAST HUNTINGTON DRIVE
                           MONROVIA, CALIFORNIA 91016
                                 (626) 471-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              JAMES T. DEMETRIADES
                            CHIEF EXECUTIVE OFFICER
                       SOFTWARE TECHNOLOGIES CORPORATION
                           404 EAST HUNTINGTON DRIVE
                           MONROVIA, CALIFORNIA 91016
                                 (626) 471-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              JEFFREY D. SAPER, ESQ.                              PATRICK A. POHLEN, ESQ.
            J. ROBERT SUFFOLETTA, ESQ.                         SUZANNE SAWOCHKA HOOPER, ESQ.
         WILSON SONSINI GOODRICH & ROSATI                           COOLEY GODWARD LLP
             PROFESSIONAL CORPORATION                               5 PALO ALTO SQUARE
                650 PAGE MILL ROAD                                  3000 EL CAMINO REAL
                PALO ALTO, CA 94304                                 PALO ALTO, CA 94306
                  (650) 493-9300                                      (650) 843-5000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM AGGREGATE               AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED           OFFERING PRICE(1)               REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, no par value...........................          $100,000,000                       $26,400
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Issued              , 2000

                                              Shares

                                   [STC Logo]

                                  COMMON STOCK

                           -------------------------

STC IS OFFERING                SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL
PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. ELECTRONIC DATA SYSTEMS CORPORATION HAS AGREED TO PURCHASE DIRECTLY FROM US AN ADDITIONAL 1,200,000 SHARES OF OUR COMMON STOCK CONCURRENTLY WITH THE SALE OF SHARES IN THIS OFFERING AT A PURCHASE PRICE EQUAL TO THE INITIAL PUBLIC OFFERING PRICE. SEE "CONCURRENT SALE OF STOCK TO EDS" ON PAGE 13. WE ANTICIPATE THAT THE INITIAL
PUBLIC OFFERING PRICE WILL BE BETWEEN $          AND $     PER SHARE.

                           -------------------------

WE HAVE FILED AN APPLICATION FOR OUR COMMON STOCK TO BE LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "STCS."

                           -------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                           -------------------------

                              PRICE $     A SHARE

                           -------------------------

                                                                         UNDERWRITING
                                                              PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                                               PUBLIC     COMMISSIONS        STC
                                                              --------   -------------   -----------
Per Share...................................................         $            $              $
Total.......................................................  $            $              $

STC has granted the underwriters the right to purchase up to an additional shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
            , 2000.

                           -------------------------

MORGAN STANLEY DEAN WITTER
                    MERRILL LYNCH & CO.
                                        DONALDSON, LUFKIN & JENRETTE
            , 2000

                          [Inside Front Cover Artwork]


Graphical representation of STC's e*Gate product connecting various e-business systems on a global basis, together with a picture of a computer screen illustrating use of the e*Gate product. The graphic also includes the following text: e*Gate e-Business Integrator

Connects Your e-Business Systems

o  Optimizes your business
o  Globally deployed, centrally managed
o  Fully graphical-minimal programming
o  Proven customer success

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    1
Risk Factors........................    4
Special Note Regarding
  Forward-Looking Statements........   12
Use of Proceeds.....................   13
Concurrent Sale of Stock to EDS.....   13
Dividend Policy.....................   13
Capitalization......................   14
Dilution............................   15
Selected Consolidated Financial
  Data..............................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   17

                                      PAGE
                                      ----
Business............................   27
Management..........................   39
Related Party Transactions..........   49
Principal Shareholders..............   50
Description of Capital Stock........   52
Shares Eligible for Future Sale.....   55
Underwriters........................   57
Legal Matters.......................   59
Experts.............................   59
Where You Can Find More
  Information.......................   59
Index to Consolidated Financial
  Statements........................  F-1

                           -------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

     Until              2000, all dealers that buy, sell or trade the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

     We are a leading provider of e-Business integration software that enables the seamless flow of information within and among enterprises on a global basis. Our comprehensive e*Gate software suite provides companies with a flexible and easily configurable platform to connect applications and systems not only within an organization but also across geographically dispersed enterprises. We believe that we offer the only end-to-end e-Business integration solution encompassing intra-enterprise, or application-to-application, integration and inter-enterprise, or B2B, integration, as well business process management capabilities. e*Gate builds upon more than nine years of our dedication to the continuous development of application and systems integration solutions within and among enterprises.

     e*Gate enables our customers to connect applications, databases or systems, deploy and manage trading partner paradigms, including direct B2B and trading exchanges, and manage and optimize business processes that occur within and beyond an enterprise. Our solution provides customers with the flexibility to implement and adapt their business strategies in response to market dynamics and pursue new business initiatives to enhance revenue, profit and customer service. e*Gate's distributed architecture is designed to scale throughout an organization's network of customers, partners and suppliers and meet the performance requirements of global e-Business. Our comprehensive GUI-based solution reduces or eliminates the need for custom programming and is designed for easy deployment, enabling rapid time-to-market for e-Business initiatives. e*Gate can also lower operational costs for customers by streamlining business processes as well as by reducing IT investments and costs.

     To promote additional market penetration of our products, we have established strategic alliances with two of the largest independent systems integrators, Andersen Consulting and EDS. The alliances provide for joint development and marketing of vertical market offerings and generation of license revenues for STC. We have incentivized each of these partners by issuing them warrants to purchase shares of our common stock, with the vesting of the shares conditioned upon achievement of agreed upon milestones, which include the generation of qualified customer introductions or revenues for STC. In addition, Andersen Consulting has an equity interest in STC, and EDS has agreed to buy shares of our common stock concurrently with our initial public offering at the public offering price.

     We license our products and sell our services primarily through our direct sales force, complemented by the selling and support efforts of our systems integrators and resellers. We have 12 international sales and support offices. As of December 31, 1999, we had licensed our products to over 1,200 customers globally in a variety of industries, including financial services/insurance, healthcare, manufacturing, retail/e-Commerce/services and telecommunications/utilities. Our customers include Amdahl, ABN Amro, Barnes & Noble.com, Bausch and Lomb, Denticare of California, Fluor, Hewlett-Packard, J.P. Morgan, Nike, Northern Trust, PETsMART, UBS AG and WestLB Bank.

     We were incorporated as STDC Corporation in the state of California in December 1989 and changed our name to Software Technologies Corporation in June 1992. Our principal executive offices are located at 404 East Huntington Drive, Monrovia, California 91016, and our telephone number at this address is (626) 471-6000. Our World Wide Web address is www.stc.com. The information on our Web site is not incorporated by reference into this prospectus. Our registered trademarks include e*Gate, DataGate and the STC logo. This prospectus also includes other trade names, trademarks and service marks of ours and of other companies and organizations.

                                  THE OFFERING

Common stock offered..................               shares

Common stock to be outstanding after
this offering.........................               shares

Use of proceeds.......................     For repayment of debt and general
                                           corporate purposes, including working
                                           capital. See "Use of Proceeds."

Proposed Nasdaq National Market
symbol................................     STCS

     The foregoing information is based on the number of shares outstanding as of January 31, 2000 and excludes:

     - 2,662,500 shares of common stock issuable upon exercise of outstanding warrants as of January 31, 2000 at a weighted average exercise price of $5.59 per share;

     - 21,375,903 shares of common stock reserved for issuance under our stock option plans, of which 12,307,314 shares at a weighted average exercise price of $2.04 per share were subject to outstanding options as of January 31, 2000; and

     - 2,250,000 shares of common stock reserved for issuance under our employee stock purchase plan.

      In addition, except as otherwise noted, all information in this prospectus assumes:

     - the conversion of all outstanding preferred stock into 13,972,162 shares of common stock upon the closing of this offering;

     - the issuance and sale of 1,200,000 shares of common stock to EDS concurrently with the closing of this offering; and

     - the underwriters' over-allotment option is not exercised.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The pro forma basic and diluted share calculation below reflects the conversion upon the closing of this offering of all outstanding shares of preferred stock into 13,972,162 shares of common stock as if the conversion occurred at the date of original issuance.

                                                             YEAR ENDED DECEMBER 31,
                                                         --------------------------------
                                                           1997        1998        1999
                                                         --------    --------    --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues.........................................  $ 26,699    $ 37,461    $ 55,171
Gross profit...........................................    17,177      22,739      29,990
Income (loss) from operations..........................       779     (11,259)    (25,296)
Net income (loss)......................................       506     (11,243)    (25,811)
Basic and diluted net income (loss) per share available
  to common shareholders...............................  $    .01    $   (.27)   $   (.61)
Weighted average shares used in computation of basic
  and diluted net income (loss) per share available to
  common shareholders..................................    42,801      43,748      45,954
Pro forma basic and diluted net loss per share.........                          $   (.44)
Pro forma basic and diluted weighted average shares....                            58,470

     The pro forma column below gives effect to the automatic conversion of our redeemable convertible preferred stock into common stock upon the closing of this offering. The pro forma as adjusted column below gives effect to the sale
of the                shares of common stock in this offering at an assumed
public offering price of $     per share, less the estimated underwriting
discounts and commissions and estimated offering expenses, the sale of 1,200,000 shares of common stock to EDS in a concurrent private placement at the assumed initial public offering price and the repayment of outstanding debt from the proceeds of this offering.

                                                             AS OF DECEMBER 31, 1999
                                                       ------------------------------------
                                                                                 PRO FORMA
                                                        ACTUAL     PRO FORMA    AS ADJUSTED
                                                       --------    ---------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............................  $  1,572     $ 1,572       $
Working capital (deficit)............................    (1,917)     (1,917)
Total assets.........................................    29,852      29,852
Deferred revenue.....................................    10,354      10,354
Long-term liabilities................................    10,000      10,000
Redeemable convertible preferred stock...............    24,681          --
Total shareholders' equity (deficit).................   (28,421)     (3,740)

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO STC

     WE HAVE A LARGE ACCUMULATED DEFICIT, WE EXPECT FUTURE LOSSES AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     We incurred substantial losses in 1998 and 1999 as we increased funding of the development of our products and technologies and expanded our sales and marketing organization. As of December 31, 1999, we had an accumulated deficit of $42.3 million. We intend to continue to invest heavily in sales and marketing and research and development. As a result, we expect to incur losses in 2000 and 2001, and we will need to significantly increase our quarterly revenues to achieve profitability. We cannot predict when we will operate profitably, if at all.

     WE EXPERIENCE LONG AND VARIABLE SALES CYCLES, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR RESULTS OF OPERATIONS FOR ANY GIVEN QUARTER.

     Our products are often used by our customers throughout their organizations to address critical business problems. Customers generally consider a wide range of issues before committing to purchase our products, including product benefits, the ability to operate with existing and future computer systems, the ability to accommodate increased transaction volumes and product reliability. Many customers are addressing these issues for the first time when they consider whether to buy our products and services. As a result, we or other parties, including systems integrators, must educate potential customers on the use and benefits of our products and services. In addition, the purchase of our products generally involves a significant commitment of capital and other resources by a customer. This commitment often requires significant technical review, assessment of competitive products and approval at a number of management levels within a customer's organization. Our sales cycle may vary based on the industry in which the potential customer operates and is difficult to predict for any particular license transaction.

     OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON LICENSE REVENUES FROM ONE SOFTWARE SUITE, AND OUR BUSINESS COULD BE MATERIALLY HARMED BY FACTORS THAT ADVERSELY AFFECT THE PRICING AND DEMAND FOR THIS SOFTWARE SUITE.

     Substantially all of our license revenues have been, and are expected to continue to be, derived from the license of our e*Gate software suite. Accordingly, our future operating results will depend on the demand for e*Gate by future customers, including new and enhanced releases that are subsequently introduced. Our e*Gate version 4.0 was completed in September 1999 and commercially launched in November 1999. If our competitors release new products that are superior to e*Gate in performance or price, or if we fail to enhance e*Gate and introduce new products in a timely manner, demand for our products may decline. A decline in demand for e*Gate as a result of these or other factors would significantly reduce our revenues.

     In the past, we have experienced delays in the commencement of commercial releases of our e*Gate software suite. To date, these delays have not had a material impact on our revenues. In the future, we may fail to introduce or deliver new products on a timely basis. If new releases or products are delayed or do not achieve market acceptance, we could experience customer dissatisfaction or a delay or loss of revenues. For example, the introduction of new enterprise and business applications requires us to introduce new e*Ways adapters to support the integration of these applications. Our failure to introduce these or other modules in a timely manner could cause our revenues and market share to decline. In addition, customers may delay purchases of our products in anticipation of future releases. If customers defer material orders in anticipation of new releases or new product introductions, our revenues may decline.

     Moreover, as we release enhanced versions of our products, we may not be successful in upgrading our customers who purchased previous versions of e*Gate to the current version. We also may not be successful in selling add-on modules for our products to existing customers. Any failure to continue to upgrade existing customers' products or sell new modules, if and when they are introduced, could negatively impact customer satisfaction and our revenues.

     WE MUST CONTINUE TO SUCCESSFULLY SELL OUR PRODUCTS TO COMMERCIAL CUSTOMERS OUTSIDE OF THE HEALTHCARE INDUSTRY OR OUR REVENUES MAY DECLINE.

     Since 1998, we have invested a significant amount of our sales and marketing resources to target various commercial markets outside of the healthcare industry, particularly for business-to-business integration. As a result, license revenues from customers in the healthcare industry accounted for approximately 32% of total license revenues in 1999, down from approximately 65% of total license revenues in 1998. We expect that license revenues for non-healthcare customers will continue to increase as a percentage of license revenues as a result of this continued investment. A license to a commercial customer is expected to involve a longer sales cycle and higher revenues compared to a license to a healthcare customer. We must continue to increase the size of our direct sales force to implement our strategy of increased sales to commercial customers. In addition, because the healthcare industry, which has historically represented our largest customer base, has generally not required business-to-business capabilities, e*Gate has been deployed to a greater extent in intra-enterprise environments than in business-to-business environments. We cannot assure you that e*Gate will be commercially successful for business-to-business environments, and we expect to devote significant resources to the continued development, support, sales and marketing of e*Gate for these environments. If we fail to increase our sales force or to penetrate additional commercial accounts in a meaningful way, our operating results will suffer.

     The revenue potential from the healthcare market and the various commercial markets may fluctuate due to industry-specific conditions. For example, in 1999 the healthcare market reduced spending on IT systems because of a downturn in the healthcare industry. Given our limited market penetration and experience in other commercial markets, such as financial services, telecommunications and manufacturing, and the high degree of competition and the rapidly changing environment in these industries, we cannot assure you that we will be able to expand sales with respect to these markets. If we fail to successfully penetrate commercial accounts in these markets, we may experience decreased sales in future periods. Moreover, if we penetrate additional markets, our results of operations may fluctuate with the economic conditions in those markets.

     OUR REVENUES WILL LIKELY DECLINE IF WE DO NOT DEVELOP AND MAINTAIN SUCCESSFUL RELATIONSHIPS WITH OUR SYSTEMS INTEGRATION PARTNERS, AND THESE SYSTEMS INTEGRATORS ALSO HAVE RELATIONSHIPS WITH OUR COMPETITORS.

     We recently entered into agreements with Andersen Consulting and EDS for them to install and deploy our products and perform custom integration of systems and applications. These systems integrators will also engage in joint marketing and sales efforts with us. If these relationships fail, we will have to devote substantially more resources to the sales and marketing, and implementation and support of our products than we would otherwise, and our efforts may not be as effective as those of the systems integrators. In many cases, these parties have extensive relationships with our existing and potential customers and influence the decisions of these customers. We rely upon these firms to recommend our products during the evaluation stage of the purchasing process, as well as for implementation and customer support services.

     These systems integrators are not contractually required to implement our products, and competition for these resources may preclude us from obtaining sufficient resources to provide the necessary implementation services to support our needs. If the number of installations of our products exceeds our access to the resources provided by these systems integrators, we will be required to provide these services internally, which would significantly limit our ability to meet our customers' implementation needs and increase our expenses. A number of our competitors have stronger relationships with some of these systems integrators and, as a result, these systems integrators might be more likely to recommend competitors' products and services instead of ours. In addition, a number of our competitors have relationships with a greater number of these systems integrators or have stronger systems integrator relationships based on specific vertical markets and, therefore, have access to a broader base of customers.

     Our failure to establish or maintain systems integrator relationships would significantly harm our ability to license and successfully implement our software products. In addition, we rely on the industry expertise and customer contacts of these firms in order to market our products more effectively. Therefore, any failure of these relationships would also harm our ability to increase revenues in key commercial markets. We are currently investing, and plan to continue to invest, significant resources to develop these relationships. Our operating results could be adversely affected if these efforts do not generate license and service revenues necessary to offset this investment.

     OUR MARKETS ARE HIGHLY COMPETITIVE AND, IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED GROSS MARGINS AND LOSS OF MARKET SHARE.

     The market for our products is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. As a result of increased competition, we may have to reduce the price of our products and services, and we may experience reduced gross margins and loss of market share, any one of which could significantly reduce our future revenues and operating results. Our current competitors include vendors offering enterprise application integration, or EAI, and traditional electronic data interchange, or EDI, software products, as well as "in house" information technology departments of potential customers that have developed or may develop systems that provide some or all of the functionality of our e*Gate product. We may also encounter competition from major enterprise software developers in the future.

     Many of our existing and potential competitors have more resources, broader customer relationships and better-established brands than we do. In addition, many of these competitors have extensive knowledge of our industry. Some of our competitors have established or may establish cooperative relationships among themselves or with third parties to offer a single solution and increase the ability of their products to address customer needs.

     OUR GROWTH CONTINUES TO PLACE A SIGNIFICANT STRAIN ON OUR MANAGEMENT SYSTEMS AND RESOURCES. IF WE FAIL TO MANAGE OUR GROWTH, OUR ABILITY TO MARKET AND SELL OUR PRODUCTS AND DEVELOP NEW PRODUCTS MAY BE HARMED.

     We must plan and manage our growth effectively in order to offer our products and services and achieve revenue growth and profitability in a rapidly evolving market. We continue to increase the scope of our operations domestically and internationally and have recently added a number of employees. Our growth has and will continue to place a significant strain on our management systems and resources, and we may not be able to effectively manage our growth in the future.

     Furthermore, if our relationships with systems integrators succeed and we are able to penetrate additional commercial markets, we will need additional sales and marketing and professional services resources to support these customers. The growth of our customer base will require us to invest significant resources in the training and development of our employees and our systems integration partners. If these organizations fail to keep pace with the number and demands of the customers that license our products, our business will suffer. For us to effectively manage our growth, we must continue to:

     - expand our direct sales force;

     - expand our professional services organization;

     - hire and retain qualified software engineers;

     - improve our operational, financial and management controls;

     - improve our reporting systems and procedures;

     - enhance our management and information control systems; and

     - expand, train and motivate our workforce.

     In addition, in September 1999, we opened an office in Redwood Shores, California, where our sales and marketing organization is located. This move will result in higher expenses and will require us to coordinate these activities with our other operations in Monrovia, California.

     OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, AND AN UNANTICIPATED DECLINE IN REVENUES OR GROSS MARGIN MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE.

     Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future. If our operating results are below the expectations of securities analysts or investors, our stock price is likely to decline, perhaps substantially. We believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance.

     Our revenues and operating results depend upon the volume and timing of customer orders and payments and the date of product delivery. Historically, a substantial portion of revenues in a given quarter has been recorded in the final month of that quarter, with a concentration of these revenues in the last two weeks of the final month. We expect this trend to continue and, therefore, any failure or delay in the closing of orders would have a material adverse effect on our quarterly operating results. Since our operating expenses are based on anticipated revenues and because a high percentage of these expenses are relatively fixed, a delay in the recognition of revenues from one or more license transactions could cause significant variations in operating results from quarter to quarter and cause a decline in our stock price. We realize substantially higher gross margins on our license revenues compared to our services and maintenance revenues. Thus, our margins for any particular quarter will be highly dependent on our revenues mix in that quarter.

     We record as deferred revenue payments from customers that do not meet our revenue recognition policy requirements. Since only a small portion of our revenues each quarter is recognized from deferred revenue, our quarterly results depend primarily upon entering into new contracts to generate revenues for that quarter. New contracts may not result in revenues in the quarter in which the contract was signed, and we may not be able to predict accurately when revenues from these contracts will be recognized.

     IF WE FAIL TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR ABILITY TO COMPETE WILL BE HARMED.

     We depend on the continued service of our key technical, sales and senior management personnel, including our founder and Chief Executive Officer, James
T. Demetriades. None of these persons is bound by an employment agreement. The loss of any of our senior management or other key research and development or sales and marketing personnel could adversely affect our future operating results. We are currently seeking to hire a senior executive to oversee our European operations. In addition, we must attract, retain and motivate highly skilled employees, including sales personnel and software engineers. We face significant competition for individuals with the skills required to develop, market and support our products and services. We cannot assure you that we will be able to recruit and retain sufficient numbers of these highly skilled employees.

     OUR SUBSTANTIAL AND EXPANDING INTERNATIONAL OPERATIONS ARE SUBJECT TO UNCERTAINTIES WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     Revenues from the sale of our products and services outside the United States accounted for 20.3% of our total revenues in 1998 and 27.1% of our total revenues in 1999. We believe that revenues from sales outside the United States will continue to account for a material portion of our total revenues for the foreseeable future. We are exposed to several risks inherent in conducting business internationally, such as:

     - fluctuations in currency exchange rates;

     - unexpected changes in regulatory requirements, including imposition of currency exchange controls, applicable to our business or to the Internet;

     - difficulties and costs of staffing and managing international operations;

     - political and economic instability; and

     - reduced protection for intellectual property rights in some countries.

     Any of these factors could adversely affect our international operations and, consequently, our operating results.

     WE COULD SUFFER LOSSES AND NEGATIVE PUBLICITY IF NEW VERSIONS OR RELEASES OF OUR PRODUCTS CONTAIN ERRORS OR DEFECTS.

     Our products and their interactions with customers' software applications and IT systems are complex and, accordingly, there may be undetected errors or failures when products are introduced or as new versions are released. In the past we have discovered software errors in our new releases and new products after their introduction, which has resulted in additional research and development expenses. To date, these additional expenses have not been material. These errors have resulted in product release delays, delayed revenues and customer dissatisfaction. In the future we may discover errors, including performance limitations, in new releases or new products after the commencement of commercial shipments. Since many customers are using our products for mission-critical business operations, any of these occurrences could seriously harm our business and generate negative publicity, which could have a negative impact on future sales.

     IF OUR PRODUCTS DO NOT OPERATE WITH THE MANY HARDWARE AND SOFTWARE PLATFORMS USED BY OUR CUSTOMERS AND KEEP PACE WITH TECHNOLOGICAL CHANGE, OUR BUSINESS MAY FAIL.

     We currently serve a customer base with a wide variety of constantly changing hardware, software applications and networking platforms. If our products fail to gain broad market acceptance due to an inability to support a variety of these platforms, our operating results may suffer. Our business depends on a number of factors, including the following:

     - our ability to integrate our products with multiple platforms and existing, or legacy, systems and to modify our products as new versions of software applications are introduced;

     - the portability of our products, particularly the number of operating systems and databases that our products can source or target;

     - our ability to anticipate and support new standards, especially Internet standards;

     - the integration of additional software modules under development with our existing products; and

     - our management of software being developed by third parties for our customers for use with our products.

     Our industry is characterized by very rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. We have also found that the technological life cycles of our products are difficult to estimate. We believe that we must continue to enhance our current products and concurrently develop and introduce new products that anticipate emerging technology standards and keep pace with competitive and technological developments. Failure to do so will harm our ability to compete. As a result, we are required to continue to make substantial product development investments.

RISKS RELATED TO OUR INDUSTRY

     THE MARKET FOR E-BUSINESS INTEGRATION SOFTWARE MAY NOT GROW AS QUICKLY AS WE ANTICIPATE, WHICH WOULD CAUSE OUR REVENUES TO FALL BELOW EXPECTATIONS.

     The market for e-Business integration software is rapidly evolving. We earn substantially all of our license revenues from sales of our e*Gate software. We expect to earn substantially all of our revenues in the foreseeable future from sales of e*Gate and related products and services. Our future financial performance will depend on continued growth in the number of organizations demanding software and services for application integration and e-Business solutions and seeking outside vendors to develop, manage and maintain this software for their critical applications. Many of our potential customers have made significant investments in internally developed systems and would incur significant costs in switching to third-party products, which may substantially inhibit the growth of the market for e-Business integration software. If this market fails to grow, or grows more slowly than we expect, our revenues will be adversely affected.

     IF WE FAIL TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, WE MAY LOSE THESE RIGHTS AND OUR BUSINESS MAY BE SERIOUSLY HARMED.

     We depend upon our ability to develop and protect our proprietary technology and intellectual property rights to distinguish our product from our competitors' products. The use by others of our proprietary rights could materially harm our business. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We have no issued patents. Despite our efforts to protect our proprietary rights, existing laws afford only limited protection. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we cannot be certain that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult, and expensive litigation may be necessary in the future to enforce our intellectual property rights.

     OUR PRODUCTS COULD INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, CAUSING COSTLY LITIGATION AND THE LOSS OF SIGNIFICANT RIGHTS.

     Third parties may claim that we have infringed their current or future intellectual property rights. We expect that software developers in our market will increasingly be subject to infringement claims as the number of products in different software industry segments overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent product shipment or cause delays, or require us to enter into royalty or licensing agreements, any of which could harm our business. Patent litigation in particular has complex technical issues and inherent uncertainties. In the event an infringement claim against us is successful and we cannot obtain a license on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business would be harmed. Furthermore, former employers of our current and future employees may assert that our employees have improperly disclosed to us or are using their confidential or proprietary information.

RISKS RELATED TO THIS OFFERING

     THE SUBSTANTIAL NUMBER OF SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE MAY CAUSE THE MARKET PRICE FOR OUR COMMON STOCK TO DECLINE.

     Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that substantially all of our shareholders have entered into with the underwriters and with us. The lockup agreements restrict those shareholders from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. However, Morgan Stanley & Co. Incorporated may, in its sole discretion, release all or any portion of the common stock from the restrictions of the lockup agreements. The following table indicates
approximately when the                shares of our common stock that are not
being sold in the offering but which were outstanding as of December 31, 1999 will be eligible for sale into the public market:

                  FIRST ELIGIBLE FOR SALE                      NUMBER
                  -----------------------                     --------
  On the date of this prospectus............................
  180 days after the date of this prospectus................
  At various times thereafter...............................

     Additional shares will be eligible for sale upon the exercise of outstanding options or warrants to purchase our common stock. For a further description of the eligibility of shares for sale into the public market following the offering, see "Shares Eligible for Future Sale."

     FAILURE TO RAISE ADDITIONAL CAPITAL OR GENERATE THE SIGNIFICANT CAPITAL NECESSARY TO EXPAND OUR OPERATIONS AND INVEST IN NEW PRODUCTS COULD REDUCE OUR ABILITY TO COMPETE AND RESULT IN LOWER REVENUES.

     We expect that the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

     - develop or enhance our products and services;

     - continue to expand our sales and marketing organizations;

     - acquire complementary technologies, products or businesses;

     - expand operations, in the United States or internationally;

     - hire, train and retain employees; or

     - respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could result in lower revenues and could seriously harm our business.

     OUR STOCK PRICE MAY BE VOLATILE BECAUSE OUR SHARES HAVE NOT BEEN PUBLICLY TRADED BEFORE, AND YOU MAY LOSE ALL OR A PART OF YOUR INVESTMENT.

     Prior to this offering, you could not buy or sell our common stock in the public market. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay. An active public market for our common stock may not develop or be sustained after the offering, and therefore, we cannot predict how liquid this market will become. We will negotiate and determine the initial public offering price with the representatives of the underwriters, and this price may not be indicative of prices that will prevail in the trading market.

     As a result, you may be unable to sell your shares of common stock at or above the offering price. The market price of the common stock may fluctuate significantly in response to the following factors, most of which are beyond our control, including:

     - variations in our quarterly operating results;

     - changes in securities analysts' estimates of our financial performance;

     - changes in market valuations of similar companies;

     - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - loss of a major customer or failure to complete significant license transactions;

     - additions or departures of key personnel; and

     - fluctuations in stock market price and volume, which are particularly common among securities of software and Internet-oriented companies.

     OUR MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE NET PROCEEDS OF THIS OFFERING AND MAY FAIL TO USE THESE FUNDS EFFECTIVELY.

     Our management will have broad discretion with respect to the use of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. Currently, anticipated uses include the repayment of debt, general corporate purposes and working capital, as well as expansion of our sales and marketing efforts.

     CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

     Upon completion of this offering, our chief executive officer, James T.
Demetriades, will beneficially own approximately      % of our outstanding
common stock. Mr. Demetriades, together with our other executive officers, directors and principal shareholders will beneficially own, in the aggregate,
approximately      % of our outstanding common stock. As a result, these
shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change of control of STC and will make some transactions difficult or impossible without the support of these shareholders. See "Principal Shareholders."

     WE MAY BE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

     In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially acute for us because technology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. In the future, we may be the target of similar litigation. Securities litigation could result in substantial costs and divert our management's attention and resources, and could seriously harm our business.

     WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

     Some provisions of California law and our articles of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our shareholders. For example, our articles of incorporation provide for a classified board of directors whose members serve staggered three-year terms and do not provide for cumulative voting in the election of directors. Our board of directors has the authority, without further action by our shareholders, to fix the rights and preferences of and issue shares of preferred stock. In addition, our shareholders are unable to act by written consent. These and other provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our shareholders. See "Description of Capital Stock" for additional information.

     NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this
offering will, therefore, incur immediate dilution of $          in net tangible
book value per share of common stock, based on the assumed initial public
offering price of $     per share. In addition, the number of shares available
for issuance under our stock option and employee stock purchase plans will automatically increase without shareholder approval. Investors will incur additional dilution upon the exercise of outstanding stock options.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from this offering will be
approximately $     million, or approximately $     million if the underwriters'
over-allotment option is exercised in full, at an assumed initial public
offering price of $     per share, after deducting the estimated underwriting
discounts and commissions and estimated offering expenses.

     We intend to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including increased research and development expenditures, sales and marketing expenditures, and general and administrative expenditures. We also intend to use $10.0 million of the proceeds from this offering to repay our outstanding long-term note. This note bears interest at a rate of prime plus 2% and is due on February 1, 2001.

     We may also use a portion of the net proceeds to acquire additional businesses, products and technologies, to lease additional facilities, or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any acquisition or joint venture.

     The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenues growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in short-term interest bearing, investment-grade securities.

                        CONCURRENT SALE OF STOCK TO EDS

     Electronic Data Systems Corporation, or EDS, has agreed to purchase from us, in a private placement to occur concurrently with the closing of this offering, 1,200,000 shares of our common stock, subject to reduction if the aggregate purchase price for the shares would exceed $24.0 million. EDS has agreed to pay a per share purchase price for this common stock equal to the initial public offering price in this offering.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the following information:

     - Our actual capitalization as of December 31, 1999;

     - Our pro forma capitalization after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock upon the closing of this offering; and

     - Our pro forma as adjusted capitalization to give effect to the sale of
       the                shares of common stock in this offering at an assumed
       initial public offering price of $     per share, less the estimated
       underwriting discounts and commissions and estimated offering expenses, the sale of 1,200,000 shares of common stock to EDS in a concurrent private placement at the assumed initial public offering price and the repayment of outstanding debt from the proceeds of this offering.

                                                             AS OF DECEMBER 31, 1999
                                                       ------------------------------------
                                                                                 PRO FORMA
                                                        ACTUAL     PRO FORMA    AS ADJUSTED
                                                       --------    ---------    -----------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
Note payable.........................................  $ 10,000    $ 10,000      $
                                                       ========    ========      ========
Redeemable convertible preferred stock, Series A: no
  par value; 2,864,583 shares authorized; 2,864,583
  shares issued and outstanding, actual; no shares
  issued and outstanding, pro forma and pro forma as
  adjusted...........................................  $ 12,856    $     --      $
Redeemable convertible preferred stock, Series B: no
  par value; 2,637,900 shares authorized; 2,588,215
  shares issued and outstanding, actual; no shares
  issued and outstanding, pro forma and pro forma as
  adjusted...........................................    11,825          --
Shareholders' equity:
  Preferred stock, no par value; 10,000,000 shares
     authorized; no shares issued and outstanding,
     pro forma and pro forma as adjusted.............        --          --
  Common stock: no par value; 200,000,000 shares
     authorized; 46,531,377 shares issued and
     outstanding, actual; 60,503,539 shares issued
     and outstanding, pro forma;               shares
     issued and outstanding, pro forma as adjusted...    19,164      43,845
  Deferred stock compensation........................    (5,078)     (5,078)
  Accumulated other comprehensive loss...............      (237)       (237)
  Accumulated deficit................................   (42,270)    (42,270)
                                                       --------    --------      --------
          Total shareholders' equity (deficit).......   (28,421)     (3,740)
                                                       --------    --------      --------
               Total capitalization..................  $ (3,740)   $ (3,740)     $
                                                       ========    ========      ========

     This table excludes the following:

     - 2,662,500 shares of common stock issuable upon exercise of outstanding warrants as of January 31, 2000 at a weighted average exercise price of $5.59 per share;

     - 21,375,903 shares of common stock reserved for issuance under our stock option plans, of which 12,307,314 shares at a weighted average exercise price of $2.04 per share were subject to outstanding options as of January 31, 2000; and

     - 2,250,000 shares of common stock reserved for issuance under our employee stock purchase plan.

                                    DILUTION

     The pro forma net tangible book value (deficit) of our common stock, as of December 31, 1999, after giving effect to the conversion of all outstanding shares of redeemable preferred stock upon the closing of the offering was approximately $(3.7) million, or approximately $(.06) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our
common stock immediately afterwards. Assuming our sale of                shares
of common stock offered by this prospectus at an assumed initial public offering
price of $     per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value as
of December 31, 1999 would have been approximately $               million or
$     per share. This represents an immediate decrease in net tangible book
value of $     per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share.............               $
  Pro forma net tangible book value per share as of December
     31, 1999...............................................    $  (.06)
  Increase per share attributable to new investors..........
                                                                -------
Pro forma net tangible book value per share after the
  offering..................................................
                                                                           -------
Dilution in pro forma net tangible book value per share to
  new investors.............................................               $
                                                                           =======

     The following table summarizes, on a pro forma basis, as of December 31, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing shareholders and by the new investors purchasing shares in this
offering. We have assumed an initial public offering price of $     per share,
and we have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

                                 SHARES PURCHASED           TOTAL CONSIDERATION        AVERAGE
                             ------------------------    -------------------------      PRICE
                               NUMBER      PERCENTAGE      AMOUNT       PERCENTAGE    PER SHARE
                             ----------    ----------    -----------    ----------    ---------
Existing shareholders......  60,503,539          %       $33,771,000          %         $.56
New investors..............
                             ----------       ---        -----------       ---
          Total............                   100%       $                 100%
                             ==========       ===        ===========       ===

     The foregoing discussion and tables assume no exercise of any outstanding stock options. The exercise of options or warrants having an exercise price less than the offering price would increase the dilutive effect to new investors. See "Capitalization" and "Management -- Employee Stock Plans."

     If the underwriters exercise their over-allotment in full, the following will occur: the number of shares of common stock held by existing shareholders
will decrease to approximately      % of the total number of shares of our
common stock outstanding; and the number of shares held by new investors will
increase to                , or approximately   % of the total number of our
common stock outstanding after this offering.

     In the preceding tables, the shares of common stock outstanding exclude:

     - 2,662,500 shares of common stock issuable upon exercise of outstanding warrants as of January 31, 2000 at a weighted average exercise price of $5.59 per share;

     - 21,375,903 shares of common stock reserved for issuance under our stock option plans, of which 12,307,314 shares at a weighted average exercise price of $2.04 per share were subject to outstanding options as of January 31, 2000; and

     - 2,250,000 shares of common stock reserved for issuance under our employee stock purchase plan.

                         SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999, are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995, 1996 and 1997, are derived from the audited consolidated financial statements not included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for future periods.

                                                                            YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------------------
                                                              1995       1996        1997        1998        1999
                                                             -------    -------    --------    --------    --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  License..................................................  $ 6,419    $ 7,575    $ 10,911    $ 18,142    $ 24,051
  Services.................................................    4,181      6,397      10,149      10,853      20,268
  Maintenance..............................................      717      1,506       2,919       5,142       9,055
  Other....................................................    1,938      2,237       2,720       3,324       1,797
                                                             -------    -------    --------    --------    --------
    Total revenues.........................................   13,255     17,715      26,699      37,461      55,171
                                                             -------    -------    --------    --------    --------
Cost of revenues:
  License..................................................      136          5         229         959         690
  Services.................................................    3,222      5,578       6,727      11,269      20,904
  Maintenance..............................................      180        339         366         587       2,368
  Other....................................................    1,282      1,910       2,200       1,907       1,219
                                                             -------    -------    --------    --------    --------
    Total cost of revenues.................................    4,820      7,832       9,522      14,722      25,181
                                                             -------    -------    --------    --------    --------
Gross profit...............................................    8,435      9,883      17,177      22,739      29,990
                                                             -------    -------    --------    --------    --------
Operating expenses:
  Research and development.................................    2,317      3,786       4,242       8,496      11,990
  Sales and marketing......................................    3,174      6,311       6,849      16,273      28,652
  General and administrative...............................    3,066      2,958       5,307       9,229      12,176
  Amortization of alliance warrants........................       --         --          --          --         814
  Amortization of stock-based compensation.................       --         --          --          --       1,654
                                                             -------    -------    --------    --------    --------
    Total operating expenses...............................    8,557     13,055      16,398      33,998      55,286
                                                             -------    -------    --------    --------    --------
Income (loss) from operations..............................     (122)    (3,172)        779     (11,259)    (25,296)
Interest income (expense), net.............................     (103)      (151)       (263)         16        (515)
                                                             -------    -------    --------    --------    --------
Income (loss) before provision for taxes...................     (225)    (3,323)        516     (11,243)    (25,811)
Provision for income taxes.................................       72       (297)         10          --          --
                                                             -------    -------    --------    --------    --------
Net income (loss)..........................................  $  (297)   $(3,026)   $    506    $(11,243)   $(25,811)
                                                             =======    =======    ========    ========    ========
Accretion on preferred stock...............................       --         --          --         686       2,410
                                                             -------    -------    --------    --------    --------
Net income (loss) available to common shareholders.........  $  (297)   $(3,026)   $    506    $(11,929)   $(28,221)
                                                             =======    =======    ========    ========    ========
Basic and diluted net income (loss) per share available to
  common shareholders......................................  $  (.01)   $  (.08)   $    .01    $   (.27)   $   (.61)
Weighted average shares used in computation of basic and
  diluted net income (loss) per share available to common
  shareholders.............................................   37,772     40,047      42,801      43,748      45,954
Pro forma basic and diluted net loss per share.............                                                $   (.44)
Pro forma basic and diluted weighted average shares........                                                  58,470

                                                                                AS OF DECEMBER 31,
                                                                ---------------------------------------------------
                                                                 1995      1996       1997       1998        1999
                                                                ------    -------    -------    -------    --------
                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................    $  347    $ 3,587    $   750    $ 3,255    $  1,572
Working capital (deficit)...................................       212      3,313      1,797     (1,196)     (1,917)
Total assets................................................     6,769     13,701     15,519     22,857      29,852
Deferred revenue............................................       986      2,731      4,415      6,122      10,354
Long-term liabilities.......................................       597        812        802        367      10,000
Redeemable convertible preferred stock......................        --         --         --     11,445      24,681
Total shareholders' equity (deficit)........................     1,342      5,073      4,458     (7,335)    (28,421)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with the consolidated financial statements and related notes of STC appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties, including statements regarding anticipated costs and expenses, mix of revenues and plans for introducing new products and services. Our actual results could differ materially from the results contemplated by these forward-looking statements as a result of a number of factors, including those discussed below, under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We provide a comprehensive solution for e-Business integration, enabling the seamless flow of information across systems, applications and enterprises on a global basis. We provide this solution to our customers primarily by licensing our software and by offering software implementation and consulting services.

     We were founded in 1989 and sold our first products and services in 1991. From 1991 to 1998, our sales and marketing efforts were primarily focused on customers in the healthcare industry. In 1998, we began to significantly increase our sales and marketing expenses to target customers in other vertical markets, such as financial services/insurance, manufacturing, retail/e-Commerce/services and telecommunications/utilities. As a result of these efforts, license sales to non-healthcare customers accounted for approximately 68% of our license revenues in 1999 compared to 35% of our license revenues in 1998 and 8% of our license revenues in 1997. In November 1999, we launched the fourth generation of our primary product with the introduction of e*Gate 4.0 and changed the name of our product line from DataGate to e*Gate. In anticipation of this release, we accelerated the growth of our product development, services and sales and marketing organizations. We incurred significant losses in 1998 and 1999, and as of December 31, 1999, we had an accumulated deficit of $42.3 million.

     We derive revenues primarily from three sources: licenses, services and maintenance. We market our products and services on a global basis through our direct sales force, and augment our marketing efforts through relationships with systems integrators, and in other instances, through value-added resellers and technology vendors. Our products are typically licensed directly to customers for a perpetual term, with pricing based on the number of systems or applications the customer is integrating or connecting with our products. We recently began licensing our products based on the customer's system CPU power, or Mhz. We record license revenues when a license agreement has been signed by both parties, the fee is fixed or determinable, collection of the fee is probable, delivery of our products has occurred and no other significant obligations remain. Payments for licenses, services and maintenance received in advance of revenue recognition are recorded as deferred revenue.

     In 1994, we opened our first international sales office in Belgium, and we completed our first international sale in 1995. We currently have sales offices in six countries outside of the United States. Revenues derived from international sales have grown from 15% of total revenues in 1997 to 27% in 1999. We believe that international revenues will continue to be significant in future periods. To date, we have not experienced significant seasonality of revenues. However, we expect that our future results will fluctuate in response to the fiscal or quarterly budget cycles of our customers.

     Revenues from services include consulting and implementation services and training. A majority of our customers use third-party systems integrators to implement our products. Customers also typically purchase additional consulting services from us to support their implementation activities. These consulting services are generally sold on a time and materials or fixed fee basis, and services revenues are recognized as the services are performed. We also offer training services, which are sold on a per student basis and for which revenues are recognized as the classes are attended.

     Customers who license our products normally purchase maintenance contracts. These contracts provide unspecified software upgrades and technical support over a fixed term, which is typically 12 months. Maintenance contracts are usually paid in advance, and revenues from these contracts are recognized ratably over the term of the contract.

     In the past, we offered our healthcare customers our expertise in configuring hardware and software systems in conjunction with their purchase of our products. In these instances, we would sell third-party hardware and software to our customers in addition to our products. Other revenues consists of these sales of third-party hardware and software. We discontinued offering this service to our customers during the fourth quarter of 1999.

     For 1997 and prior years, we recognized revenues in accordance with American Institute of
Certified Public Accountants Statement of Position, or SOP, 91-1 "Software Revenue Recognition". Commencing in 1998, we began recognizing revenues in accordance with American Institute of Certified Public Accountants SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9. To date, our adoption of these new standards has not had any material effect on our revenue recognition.

     Cost of revenues consists of cost of license revenues, cost of services revenues, cost of maintenance revenues and cost of other revenues. Cost of license revenues includes the cost of third-party licensed software embedded or bundled with our products. Cost of services revenues consists of compensation and related overhead costs for personnel engaged in implementation consulting and services and training. Cost of maintenance revenues includes compensation and related overhead costs for personnel engaged in maintenance and support activities. Cost of other revenues consists of the cost of third-party hardware and software sales. We earn substantially higher gross margins on our license and maintenance revenues compared to our services revenues. As a result, our overall gross margin depends significantly on our revenues mix.

     Our operating expenses are classified as research and development, sales and marketing and general and administrative. Each category includes related expenses for salaries, employee benefits, incentive compensation, bonuses, travel, telephone, communications, rent and allocated facilities and professional fees. Our sales and marketing expenses include additional expenditures specific to the marketing group, such as public relations and advertising, trade shows, and marketing collateral materials and expenditures specific to the sales group, such as commissions. To date, all software product development costs have been expensed as incurred. Also included in our operating expenses are the amortization of alliance warrants and the amortization of stock compensation.

     In order to increase both our company's and our products' market presence, we entered into strategic alliances with Andersen Consulting in November 1999 and EDS in January 2000. We granted each of these strategic partners a warrant to purchase up to 1,200,000 shares of our common stock which becomes exercisable upon the achievement of various milestones, which include the creation of e*Gate market offerings in the case of Andersen Consulting and the generation of STC license revenues in the case of EDS. These warrants expire from July 2002 to November 2003, and have a weighted average exercise price of $6.00 per share. These warrants contain a significant economic disincentive for non-performance, and accordingly, the fair value of these warrants was measured at the date of grant in accordance with Emerging Issues Task Force No. 96-18. Using the Black-Scholes option pricing model, we valued the warrants granted to Andersen Consulting in 1999 at $3.3 million as of December 31, 1999. This amount is included in additional paid-in capital and is being amortized by charges to operations over the vesting periods of the warrants. In the first quarter of 2000, we expect to record an additional $6.0 million related to the valuation of the remaining warrants to purchase 1,200,000 shares granted to EDS. We valued these warrants using the Black-Scholes option pricing model. We recognized amortization of $814,000 for 1999, and we will recognize additional amortization of $5.2 million in 2000, $3.0 million in 2001 and $252,000 in 2002. The amortization of the alliance warrants is classified as a separate component of operating expenses in our consolidated statement of operations.

     In connection with stock option grants to our employees, we have recorded deferred stock compensation totaling $4.3 million through December 31, 1999, of which approximately $2.6 million remains to be amortized. This amount represents the difference between the exercise price and the estimated fair value of our common stock on the date the options were granted multiplied by the number of option shares granted. This amount is included as a component of shareholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board Interpretation No. 28. We recognized amortization of deferred compensation expense of $1.7 million in 1999. We expect to record additional deferred stock compensation with respect to stock option grants made subsequent to December 31, 1999. The amortization of the remaining deferred stock compensation at December 31, 1999 will result in additional charges to operations through 2004. The amortization of stock compensation is classified as a separate component of operating expenses in our consolidated statement of operations.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations expressed as a percentage of total revenues:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1997      1998      1999
                                                              -----     -----     -----
Revenues:
  License...................................................    41%       48%       44%
  Services..................................................    38        29        37
  Maintenance...............................................    11        14        16
  Other.....................................................    10         9         3
                                                               ---       ---       ---
    Total revenues..........................................   100       100       100
Cost of revenues:
  License...................................................     1         2         1
  Services..................................................    25        30        38
  Maintenance...............................................     2         2         4
  Other.....................................................     8         5         2
                                                               ---       ---       ---
    Gross profit............................................    64        61        55
                                                               ---       ---       ---
Operating expenses:
  Research and development..................................    16        23        22
  Sales and marketing.......................................    25        43        52
  General and administrative................................    20        25        22
  Amortization of alliance warrants.........................    --        --         2
  Amortization of stock based compensation..................    --        --         3
                                                               ---       ---       ---
    Total operating expenses................................    61        91       101
                                                               ---       ---       ---
Income (loss) from operations...............................     3       (30)      (46)
Interest income (expense), net..............................    (1)       --        (1)
                                                               ---       ---       ---
Income (loss) before tax provision..........................     2       (30)      (47)
Provision for income taxes..................................    --        --        --
                                                               ---       ---       ---
Net income (loss)...........................................     2%      (30)%     (47)%
                                                               ===       ===       ===

     COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     Revenues

     Our total revenues were $26.7 million for 1997, $37.5 million for 1998 and $55.2 million for 1999, representing increases of $10.8 million, or 40%, from 1997 to 1998 and $17.7 million, or 47%, from 1998 to 1999. We had no customer that accounted for more than 10% of our total revenues in 1998 or 1999. In 1997, one of our customers, HBO and Company, accounted for approximately 11.3% of our total revenues.

     License Revenues. Our license revenues were $10.9 million for 1997, $18.1 million for 1998 and $24.1 million for 1999, representing increases of $7.2 million, or 66%, from 1997 to 1998 and $6.0 million, or 33%, from 1998 to 1999. License revenues as a percentage of total revenues were 41% for 1997, 48% for 1998 and 44% for 1999. The increase in license revenues from 1997 to 1998 was due to sales of e*Gate 3.6, expansion of our direct sales force, and a 392% increase in sales to non-healthcare industry customers from $1.3 million in 1997 to $6.4 million in 1998. The increase in license revenues from 1998 to 1999 was due to the continued license sales of e*Gate 3.6 during 1999, the introduction of e*Gate 4.0 in November 1999, and a 165% increase in sales to non-healthcare industry customers from $6.4 million in 1998 to $17.0 million in 1999.

     Services Revenues. Our services revenues were $10.1 million for 1997, $10.9 million for 1998 and $20.3 million for 1999, representing increases of $800,000, or 8%, from 1997 to 1998 and $9.4 million, or 86%, from 1998 to 1999. Services revenues as a percentage of total revenues were 38% in 1997, 29% in 1998 and 37% in 1999. The increases in services revenues from 1997 to 1998 and from 1998 to 1999 were primarily due to increases in our professional services staff and the impact of increases in license revenues from 1997 to 1998.

     Maintenance Revenues. Our maintenance revenues were $2.9 million for 1997, $5.1 million for 1998 and $9.1 million for 1999, representing increases of $2.2 million, or 76%, from 1997 to 1998 and $4.0 million, or 78%, from 1998 to 1999. Maintenance revenues as a percentage of total revenues were 11% in 1997, 14% in 1998 and 16% in 1999. The increases in maintenance revenues and maintenance revenues as a percentage of total revenues from 1997 to 1998 and from 1998 to 1999 were primarily due to increased licenses for our products, and, to a lesser extent, to renewals of prior period maintenance contracts.

     Other Revenues. Our other revenues were $2.7 million for 1997, $3.3 million for 1998 and $1.8 million for 1999, representing an increase of $600,000, or 22%, from 1997 to 1998 and a decrease of $1.5 million, or 45%, from 1998 to 1999. Other revenues as a percentage of total revenues were 10% in 1997, 9% in 1998 and 3% in 1999. The increase in other revenues from 1997 to 1998 was due to an increase in the number of healthcare customers that required us to provide third party hardware in conjunction with the sale of our software. The decrease in other revenues from 1998 to 1999 was due to a decrease in our customer mix of the type of customer that required us to provide third party hardware with our software. In the fourth quarter of 1999, we discontinued providing this service.

     Cost of Revenues

     Our cost of revenues was $9.5 million for 1997, $14.7 million for 1998 and $25.2 million for 1999. Gross margin was 64% in 1997, 61% in 1998 and 54% in 1999. The decrease in gross margin from 1997 to 1998 resulted primarily from focusing our services organization on assisting our sales organization in the sales cycle by performing non-billable services to potential customers in the form of proof of concepts and software pilots. The decrease in gross margin from 1998 and 1999 was due to the continued use of our services organization in the selling cycle combined with an increase in services revenues as a percentage of total revenues.

     Cost of License Revenues. Cost of license revenues was $229,000 for 1997, $959,000 for 1998 and $690,000 for 1999. Cost of license revenues as a percentage of total revenues was 1% in 1997, 2% in 1998 and 1% in 1999. The increase in cost of license revenues from 1997 to 1998 and the decrease in cost of license revenues from 1998 to 1999 were primarily due to the change in the sales mix of products which contain third-party software which is embedded or bundled with our software product offerings.

     Cost of Services Revenues. Cost of services revenues was $6.7 million for 1997, $11.3 million for 1998 and $20.9 million for 1999. Cost of services revenues as a percentage of total revenues was 25% in 1997, 30% in 1998 and 38% in 1999. The increases in cost of services revenues from 1997 to 1998 and from 1998 to 1999 were primarily due to the increase in professional services staff and the related increases in revenues, as well as to services personnel assisting our sales organization in the sales cycle by performing non-billable services to potential customers in the form of proof of concepts and software pilots.

     Cost of Maintenance Revenues. Cost of maintenance revenues was $366,000 for 1997, $587,000 for 1998 and $2.4 million for 1999. Cost of maintenance revenues as a percentage of total revenues was 2% in 1997, 2% in 1998 and 4% in 1999. The increases in cost of maintenance revenues from 1997 to 1998 and from 1998 to 1999 were primarily due to the increases in maintenance revenues from 1997 to 1998 and from 1998 to 1999.

     Cost of Other Revenues. Cost of other revenues was $2.2 million for 1997, $1.9 million for 1998 and $1.2 million for 1999. Cost of other revenues as a percentage of total revenues was 8% in 1997, 5% in 1998 and 2% in 1999. The increase in cost of other revenues from 1997 to 1998 and decrease from 1998 to 1999 were directly related to the increase and decrease in other revenues.

     Operating Expenses

     Research and Development Expenses. Research and development expenses were $4.2 million for 1997, $8.5 million for 1998 and $12.0 million for 1999. Research and development expenses as a percentage of total revenues were 16% in 1997, 23% in 1998 and 22% in 1999. The increases in research and development expenses from 1997 to 1998 and from 1998 to 1999 were primarily due to the increase in the number of software developers and quality assurance personnel to support our product development, documentation and testing activities related to the development and release of the latest versions of our products. We anticipate that research and development expenses will continue to increase in absolute dollars for the foreseeable future as we continue to add to our research and development staff.

     Sales and Marketing Expenses. Sales and marketing expenses were $6.8 million for 1997, $16.3 million for 1998 and $28.7 million for 1999. Sales and marketing expenses as a percentage of total revenues were 25% in 1997, 43% in 1998 and 52% in 1999. The increases in sales and marketing expenses from 1997 to 1998 and from 1998 to 1999 were primarily due to the expansion of our domestic and international direct sales forces. The increase in sales and marketing expenses from 1998 to 1999 also reflects increased hiring rates, and, to a lesser extent, increased public relations and marketing costs related to the launch of e*Gate 4.0 in November 1999. We anticipate that our sales and marketing expenses will increase in absolute dollars for the foreseeable future as we expand our domestic and international sales forces, expand our marketing staff and develop product marketing and awareness campaigns for both the company and our products.

     General and Administrative Expenses. General and administrative expenses were $5.3 million for 1997, $9.2 million for 1998 and $12.2 million for 1999. General and administrative expenses as a percentage of total revenues were 20% in 1997, 25% in 1998 and 22% in 1999. The increases in costs from 1997 to 1998 and from 1998 to 1999 were primarily due to hiring additional finance, executive and administrative personnel to support the growth of our business during those periods. We expect that general and administrative expenses will increase in absolute dollars for the foreseeable future as we expand our operations.

     Amortization of Stock-Based Compensation. In connection with stock option grants to employees and non-employee directors during 1999, we recorded total deferred compensation of $4.3 million, of which $1.7 million was expensed as amortization of stock compensation in 1999. In connection with the grant of common stock warrants to a strategic alliance partner during 1999, we recorded deferred compensation related to the warrants of $3.3 million in 1999 of which $814,000 was expensed as amortization of alliance warrants in 1999.

     Interest Income (Expense), Net

     Interest income (expense), net, was $(263,000) in 1997, $16,000 in 1998 and $(515,000) in 1999. At December 31, 1999, we had unamortized financing fees of $596,000 related to common stock warrants issued in connection with our $10.0 million note payable and a $10.0 million asset-based line of credit. We plan to use a portion of the proceeds from this offering to prepay the note payable in its entirety. As a result, we will recognize the unamortized interest balance as an expense in the period we prepay the note.

     Income Taxes

     No provision for income taxes has been recorded since our inception because we have incurred net losses in all periods except 1997. As of December 31, 1999, we had net operating loss carryforwards for federal income tax reporting purposes of approximately $24.8 million that expire in various amounts beginning in 2018. We also had net operating loss carryforwards for state income tax reporting purposes of approximately $10.9 million that expire in various amounts beginning in 2003. The U.S. tax laws contain provisions that limit the use in any future period of net operating loss and credit carryforwards upon the occurrence of certain events, including a significant change in ownership interests. We had deferred tax assets, including our net operating loss carryforwards and tax credits of approximately $14.7 million as of December 31, 1999. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance. See note 5 of notes to consolidated financial statements.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth quarterly data from our consolidated statements of operations and such data as a percentage of total revenues. The consolidated statements of operations data have been derived from our unaudited consolidated financial statements, which have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. You should read this information in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                          THREE MONTHS ENDED
                                       -----------------------------------------------------------------------------------------
                                       MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                         1998        1998       1998        1998       1999        1999       1999        1999
                                       ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                            (IN THOUSANDS)
Revenues:
  License............................   $2,825     $ 4,276     $ 5,514    $ 5,527     $ 3,661    $ 4,919     $ 7,580    $  7,891
  Services...........................    2,219       2,443       2,820      3,371       3,979      5,530       6,099       4,660
  Maintenance........................    1,080       1,178       1,338      1,546       1,798      2,081       2,450       2,726
  Other..............................      573       1,180         704        867       1,070        603         115           9
                                        ------     -------     -------    -------     -------    -------     -------    --------
    Total revenues...................    6,697       9,077      10,376     11,311      10,508     13,133      16,244      15,286
                                        ------     -------     -------    -------     -------    -------     -------    --------
Cost of revenues:
  License............................       23         367         325        244         125        222          27         316
  Services...........................    1,940       2,145       3,032      4,152       4,352      5,222       5,713       5,617
  Maintenance........................       95          92         167        233         477        451         646         794
  Other..............................      397         761         254        495         826        352           1          40
                                        ------     -------     -------    -------     -------    -------     -------    --------
    Gross profit.....................    4,242       5,712       6,598      6,187       4,728      6,886       9,857       8,519
                                        ------     -------     -------    -------     -------    -------     -------    --------
Operating expenses:
  Research and development...........    1,335       1,744       2,318      3,099       2,789      3,275       2,980       2,946
  Sales and marketing................    2,480       3,279       4,817      5,697       6,056      6,135       7,212       9,249
  General and administrative.........    1,347       2,389       2,556      2,937       2,306      2,688       2,625       4,557
  Amortization of alliance
    warrants.........................       --          --          --         --          --         --          --         814
  Amortization of stock
    compensation.....................       --          --          --         --           3        622         479         550
                                        ------     -------     -------    -------     -------    -------     -------    --------
    Total operating expenses.........    5,162       7,412       9,691     11,733      11,154     12,720      13,296      18,116
                                        ------     -------     -------    -------     -------    -------     -------    --------
Loss from operations.................     (920)     (1,700)     (3,093)    (5,546)     (6,426)    (5,834)     (3,439)     (9,599)
Interest income (expense), net.......      (73)        (26)         52         63         (55)        66         (85)       (441)
                                        ------     -------     -------    -------     -------    -------     -------    --------
Income (loss) before tax provision...     (993)     (1,726)     (3,041)    (5,483)     (6,481)    (5,768)     (3,524)    (10,038)
Provision for income taxes...........       --          --          --         --          --         --          --          --
                                        ------     -------     -------    -------     -------    -------     -------    --------
Net income (loss)....................   $ (993)    $(1,726)    $(3,041)   $(5,483)    $(6,481)   $(5,768)    $(3,524)   $(10,038)
                                        ======     =======     =======    =======     =======    =======     =======    ========

                                                                          THREE MONTHS ENDED
                                       -----------------------------------------------------------------------------------------
                                       MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                         1998        1998       1998        1998       1999        1999       1999        1999
                                       ---------   --------   ---------   --------   ---------   --------   ---------   --------
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  License............................      42%        47%         53%        49%         35%        37%         47%        52%
  Services...........................      33         27          27         30          38         42          37         30
  Maintenance........................      16         13          13         13          17         16          15         18
  Other..............................       9         13           7          8          10          5           1         --
                                          ---        ---         ---        ---         ---        ---         ---        ---
    Total revenues...................     100        100         100        100         100        100         100        100
Cost of revenues:
  License............................      --          4           3          2           1          2          --          2
  Services...........................      29         23          29         37          41         40          35         37
  Maintenance........................       2          1           2          2           5          3           4          5
  Other..............................       6          8           2          4           8          3          --         --
                                          ---        ---         ---        ---         ---        ---         ---        ---
    Gross profit.....................      63         64          64         55          45         52          61         56
                                          ---        ---         ---        ---         ---        ---         ---        ---
Operating expenses:
  Research and development...........      20         20          22         27          26         25          18         19
  Sales and marketing................      37         36          46         52          58         47          45         61
  General and administrative.........      20         27          25         25          22         20          16         30
  Amortization of alliance
    warrants.........................      --         --          --         --          --         --          --          5
  Amortization of stock
    compensation.....................                 --          --         --          --          5           3          4
                                          ---        ---         ---        ---         ---        ---         ---        ---
    Total operating expenses.........      77         82          93        104         106         97          82        119
                                          ---        ---         ---        ---         ---        ---         ---        ---
Loss from operations.................     (14)       (19)        (29)       (49)        (61)       (45)        (21)       (63)
Interest income (expense), net.......      (1)        --          --          1          (1)         1          (1)        (3)
                                          ---        ---         ---        ---         ---        ---         ---        ---
Income (loss) before tax provision...     (15)       (19)        (29)       (48)        (62)       (44)        (22)       (66)
Provision for income taxes...........      --         --          --         --          --         --          --         --
                                          ---        ---         ---        ---         ---        ---         ---        ---
Net income (loss)....................     (15)%      (19)%       (29)%      (48)%       (62)%      (44)%       (22)%      (66)%
                                          ===        ===         ===        ===         ===        ===         ===        ===

     Revenues. Our revenues have fluctuated from quarter to quarter due to many factors, including the timing of new product introductions and the signing of significant license agreements. During 1998, we experienced sequential quarterly total revenues increases due to increases in license and services revenues. From the fourth quarter of 1998 to the first quarter of 1999, we experienced a decrease in sequential quarterly license revenues due to strong year-end sales in 1998. During 1999, we experienced sequential quarterly total revenues increases, except from the third quarter to the fourth quarter which was due to a decrease in services revenues. Services revenues in the fourth quarter of 1999 decreased from the third quarter in 1999 due to a slowdown in customer activity during the holidays and as a result of customers preparing for the year 2000.

     Cost of Revenues. Our cost of revenues has fluctuated in both absolute dollars and as a percentage of total revenues, primarily as a result of changes in the level of quarterly services revenues as the majority of our cost of revenues is directly related to our services revenues. Gross margins have been affected by changes in our sales mix, especially with respect to the mix between services revenues and license revenues.

     Operating Expenses. Operating expenses have generally increased each quarter beginning with the first quarter of 1998. These increases primarily reflect the addition of sales staff as we expanded our domestic and international direct sales forces and our research and development efforts leading up to the launch of e*Gate 4.0 in November 1999. In the fourth quarter of 1999, sales and marketing expenses increased primarily due to the expansion of our domestic and international sales forces and the launch of e*Gate 4.0. General and administrative expenses increased as we added staff to support a larger, more global organization.

     Our operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future as a result of a variety of factors, many of which are outside of our control. These factors include the timing of significant orders and the length of our sales cycle, the growth rate of the e-Business software market, our ability to continue to attract and retain customers in international markets and the success of our strategic partners and other distributors in selling our products. Due to the emerging nature of the markets in which we compete, it may be difficult to forecast our revenues accurately. Our expense levels are based in part on our expectations with regard to future revenues. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenues shortfall. Any of these factors may seriously harm our business, results of operations and financial condition. See "Risk Factors" for a further description of these and other factors that could harm our business, results of operations and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

     From our inception until 1995, we funded our operations internally. Since 1995, we have funded our operations primarily through private sales of our capital stock. We have raised an aggregate of $32.0 million from the sale of common and preferred stock through December 31, 1999. To a lesser extent, we have financed our operations through lending arrangements and equipment financing.

     As of December 31, 1999, we had cash and cash equivalents of $1.6 million, a decrease from $3.3 million of cash and cash equivalents held as of December 31, 1998. Our working capital deficit as of December 31, 1999 was $1.9 million compared to a working capital deficit of $1.2 million as of December 31, 1998. The increase in working capital deficit is attributable to the net loss incurred during 1999 offset by the proceeds received from the sale of preferred and common stock, and, to a lesser extent, the refinancing of our lending facility in 1999.

     We have a $10.0 million senior line of credit facility with a lending institution that bears interest at a rate of prime plus 2%, payable monthly, and expires on February 1, 2001. As of December 31, 1999, borrowings under the line totaled $3.4 million. This line of credit is secured by accounts receivable and other assets. We also have a $10.0 million long-term note payable which bears interest at the same rate and is due on February 1, 2001. We plan to use a portion of the net proceeds from this offering to repay the note in its entirety. Our line of credit contains no financial covenants other than borrowing base restrictions and restrictions on related party transactions and incurrence of additional debt.

     We also have noncancelable operating leases for office space and equipment of approximately $13.4 million, which are payable through 2004.

     Net cash used in operating activities in 1998 was $6.0 million, resulting primarily from the net loss incurred in 1998. Net cash used in operating activities in 1999 was $21.9 million, resulting primarily from the net loss incurred in 1999.

     Net cash used in investing activities was $3.3 million in 1998 and $4.4 million in 1999. Net cash used in investing activities in these periods was related primarily to the purchase of computer equipment, principally desktop and network hardware and software, leasehold improvements and the implementation of our information and data processing systems.

     Net cash provided by financing activities was $11.8 million in 1998 and $24.7 million in 1999. Cash provided by financing activities primarily was the result of proceeds generated from the sale of our preferred stock and, to a lesser extent, our common stock and lending arrangement refinancing.

     We anticipate continued growth in our operating expenses for the foreseeable future, particularly in sales and marketing expenses and, to a lesser extent, research and development and general and administrative expenses. As a result, we expect our operating expenses and capital expenditures to constitute the primary uses of our cash resources. In addition, we may require cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from the offering, together with our current cash and cash equivalents and our expected cash from operations, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

YEAR 2000 READINESS DISCLOSURE

     In late 1999, we completed our remediation and testing of systems related to year 2000 compliance. As a result of these efforts, we experienced no significant disruptions in mission critical information technology and non-information technology systems and believe those systems successfully responded to the year 2000 date change. We are not aware of any material problems resulting from year 2000 issues, either with our products, our internal systems, or the products and services of third parties. We will continue to monitor our mission-critical computer applications and those of our vendors throughout the year 2000 to ensure that any latest year 2000 matters that may arise are addressed promptly.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect the adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows. In July 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" was issued. We will be required to adopt SFAS No. 133 in 2000.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We develop products in the United States and sell them in North America, Europe, Africa and the Pacific Rim. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. If any of the events described above were to occur, our revenues could be seriously impacted, since a significant portion of our revenues are derived from international customers. Revenues from international customers represented 27.1% of total revenues in 1999. Our line of credit and note payable carry floating interest rates based on prime plus 2%. Accordingly, we are subject to the risk of incurring additional interest expense should the prime interest rate increase in the future. The interest rate on our line of credit and note payable as of December 31, 1999 was 10.5%.

                                    BUSINESS

OVERVIEW

     We are a leading provider of e-Business integration software that enables the seamless flow of information within and among enterprises on a global basis. Our comprehensive e*Gate software suite provides companies with a flexible and easily configurable platform to connect applications and systems not only within an organization but also across geographically dispersed enterprises. Our solution provides customers with the flexibility to implement and adapt their business strategies in response to market dynamics and pursue new business initiatives to enhance revenue, profit and customer service. We believe that we offer the only end-to-end e-Business integration solution encompassing intra-enterprise, or application-to-application, integration and inter-enterprise, or B2B, integration, as well business process management capabilities. e*Gate builds upon more than nine years of our dedication to the continuous development of application and systems integration solutions within and among enterprises.

     We license our products and sell our services primarily through our direct sales force, complemented by the selling and support efforts of our systems integrators and resellers. As of December 31, 1999, we had licensed our products to over 1,200 customers globally in a variety of industries, including financial services/insurance, healthcare, manufacturing, retail/e-Commerce/services and telecommunications/ utilities. Our customers include Amdahl, ABN Amro, Barnes & Noble.com, Bausch and Lomb, Denticare of California, Fluor, Hewlett-Packard, J.P. Morgan, Nike, Northern Trust, PETsMART, UBS AG and WestLB Bank.

INDUSTRY BACKGROUND

     Escalating competitive pressures are requiring businesses to respond quickly to market dynamics. Corporate mergers and acquisitions, the ubiquity of the Internet, shortened development and production cycles, shifting supplier relationships and diverse customer demands are forcing companies to adopt aggressive e-Business initiatives, whereby business transactions and relationships are conducted electronically both within and among enterprises. The speed of e-Business demands higher levels of business process integration, which is increasingly complex and dynamic. e-Business initiatives have evolved from relatively simple internal "intranets" and business-to-consumer e-Commerce to intricate B2B relationships. Dynamic B2B exchanges have recently emerged, where multiple vendors, suppliers, partners and customers transact business electronically in real-time. The goals of these initiatives are significant increases in efficiency and profitability. However, if business applications are not integrated, the full potential of e-Business to automate and optimize falls short of being realized. As companies seek to capitalize on e-Business by connecting to each other electronically, integrating business processes and related IT systems will become critical to meet consumer and business expectations.

     E-BUSINESS INTEGRATION CHALLENGES

     Integrating business systems in order to automate and improve business processes presents major challenges. Companies have made significant investments in a range of custom and packaged software applications, which generally were not designed to communicate with each other. The proliferation of packaged applications such as enterprise resource planning, or ERP, supply chain management, customer relationship management, sales force automation, decision support and e-Commerce technologies has resulted in highly disconnected and disparate IT infrastructures. These diverse systems and applications often reside on different hardware platforms with varying and incompatible data formats and communication methods. As a result, information stays trapped within isolated systems. To enable a truly automated e-Business process, these isolated systems must be seamlessly integrated.

     As companies deploy new e-Business initiatives that extend beyond the confines of an enterprise, the need to integrate disparate IT systems will increase substantially. These external integration challenges are exacerbated by the growth in corporate acquisition strategies and the subsequent need to integrate acquired systems, as well as by the growth of geographically distributed companies. Examples of e-Business integration challenges are as follows:

     - Companies, both business-to-consumer and B2B, are attempting to improve the individual user experience by delivering personalized information to their online users. Delivering customized information, however, requires seamless integration with a variety of data sources that may not otherwise communicate with one another. For example, online catalogs need to be integrated with back-office systems of both buyers and sellers to provide real-time information such as product availability and delivery schedule. An online catalog should also integrate with a buyer's purchasing system in order to automate and streamline the procurement process. The dynamic integration of these systems is critical in order to provide higher quality service, satisfy customer demands and compete more effectively.

     - New B2B trading exchanges that bring buyers and sellers together via the Internet have complex integration requirements. Each buyer and seller must integrate its systems with one or more exchanges in order to transact business online. A seller's inventory and order management systems must be integrated with each exchange to enable real-time product availability and order fulfillment, and a buyer's purchasing systems must be integrated with each exchange to automatically initiate the purchasing process once an order has been submitted. The trading exchange itself must provide for the management of trading partner relationships and the routing and transformation of transactions between buyers and sellers. The seamless integration of these systems over the Internet in a secure, automated and reliable fashion is critical for a trading exchange to meet customer and market demands.

     LIMITATIONS OF TRADITIONAL APPROACHES FOR E-BUSINESS INTEGRATION

     Companies have historically tried to bridge disparate systems through in-house or third-party custom development of point-to-point interfaces. This approach is no longer viable for many companies given the large and growing number of applications and the cost, time and resources required to create and maintain integration in a rapidly changing environment. Integrating systems outside of an enterprise is an additional challenge that requires expertise in Internet technologies and a solution that is reliable, secure, centrally managed and scalable to a very large number of users.

     The integration demands of e-Business present major technical challenges. In an attempt to address these challenges, companies have implemented ERP, enterprise application integration, or EAI, and electronic data interchange, or EDI, technologies. However, these solutions each have their own limitations in terms of time-to-market, cost, performance or flexibility, and no one approach fully addresses the entire e-Business integration challenge.

     While ERP software can automate business processing within an enterprise, it generally requires lengthy implementation times, is difficult to maintain, is difficult to integrate with third-party technologies and was not designed to meet e-Business performance requirements, such as security and scalability. EAI software helps solve some aspects of enterprise integration but generally does not have some key capabilities, such as security and business process management, that are necessary for rapid and cost-effective integration between enterprises. Traditional EAI solutions are also limited by their "hub and spoke" architecture, whereby a centralized software hub serves as the integration broker, limiting scalability and creating a single point of failure. Historically, EDI has been used by large organizations for B2B integration, but it generally is expensive to implement and deploy, lacks the flexibility to quickly respond to business changes, lacks real-time data exchange capabilities and is not scalable to large numbers of users.

     We believe there is a significant opportunity to provide companies with an e-Business integration solution that rapidly and cost-effectively addresses integration challenges and enables the flow of information within and among enterprises. This system would provide a comprehensive integration platform and provide the flexibility and scalability to adjust to dynamic business needs and to enable companies to capitalize on e-Business opportunities.

THE STC SOLUTION

     We provide a comprehensive solution for e-Business integration, enabling the seamless flow of information across systems, applications and enterprises on a global basis. Our e*Gate software suite provides companies with a flexible and easily configurable platform to connect applications and systems not only within an organization, but also among geographically dispersed enterprises, allowing for continuous and reliable information exchange to meet today's fast-paced e-Business demands. In contrast to traditional EAI approaches, our solution allows companies to integrate applications, business systems and resources without altering existing application code, as well as to automate, monitor and optimize business processes. We believe that we offer the only end-to-end e-Business integration solution encompassing both intra-enterprise, or application-to-application, integration and B2B integration, with built-in business process management capabilities.

     Our application-to-application integration capability provides extensive pre-built application connectivity to rapidly deploy interfaces to packaged applications, legacy applications, Web and object technologies and industry standard relational databases. Our products provide a robust and highly scalable integration platform that can be fully distributed on a global basis, yet efficiently managed and configured from a single location.

     Our B2B integration capability enables various trading partner paradigms, including direct partner-to-partner integration and trading exchange or marketplace integration, as well as more traditional EDI integration. Trading partner management enables a company to maintain partner profiles that allow for the transformation, routing and transportation of transactions to the appropriate recipients in a format or message standard that is appropriate for that recipient. We also provide support for a wide range of traditional and emerging communications standards including TCP/IP, XML, EDI or EDI over the Internet, and e-Commerce standards such as RosettaNet and Microsoft Biztalk.

     Our business process management capability enables a customer to model, monitor and manage business processes that occur within and among enterprises. This allows users to automate business processes, understand how long a particular process takes to execute and optimize that business process.

     Our solution provides the following business benefits to our customers:

     Enhanced Revenue, Profit and Customer Service. The open architecture and robust functionality of our solution allows our customers to efficiently implement and adapt their business strategies in response to market dynamics and other factors. Customers can quickly react and easily adapt to operational and system changes as a result of dynamic supplier and customer relationships, e-Business initiatives and mergers and acquisitions. Our flexible integration platform enables our customers to focus on pursuing new business initiatives designed to enhance revenue, profit and customer service.

     Scalable e-Business Integration Platform. Our modular solution is designed to be expandable not only within a customer's organization, but also throughout its geographically dispersed and technologically diverse network of customers, suppliers and partners. The e*Gate product suite can grow to manage the transaction levels required for global e-Business with minimal technical or administrative complexity. e*Gate's distributed architecture avoids the typical bottlenecks associated with traditional approaches by distributing processing throughout a network and providing a central registry that manages this distributed configuration across the entire network.

     Rapid Time to Market. Our solution is designed for easy and rapid deployment, enabling our customers to reduce time to market for their products and services and to facilitate the implementation of e-Business strategies. The e*Gate platform is designed to allow the efficient incorporation of, and integration with, evolving technologies and standards, minimizing programming effort and enabling real-time integration of applications and systems. Our comprehensive solution is fully integrated, eliminating the need for disparate integration technologies from multiple vendors.

     Lower Operational Costs. Our solution is designed to enable customers to automate and streamline business processes for increased operating efficiency, resulting in improved cycle times, optimized service level agreements and lower operational costs. Our platform builds upon companies' existing IT investments and minimizes the need for expensive custom programming. As a result, our solution allows for efficient business modification in response to application, system or process changes, substantially reducing the implementation and maintenance costs associated with traditional integration approaches.

     Dependable Performance. With over 1,200 customers to date, we believe our solution provides the performance, security and reliability necessary to integrate and manage mission-critical business processes. Our e-Business integration solution builds upon more than nine years of dedication to the continuous development of application and systems integration solutions within and among enterprises.

THE STC STRATEGY

     Our objective is to provide the leading e-Business integration solution to manage the seamless flow of information within and among enterprises on a global basis. Our strategy for achieving this objective includes the following elements:

     Capitalize on e-Business Growth. An increasing number of companies are implementing e-Business initiatives that require rapid integration of multiple software, hardware and networking technologies that interoperate and support a large number of users. We intend to capitalize on this growth opportunity through our e*Gate software platform, which supports all major aspects of e-Business integration and process automation. We are developing a number of new technologies that are designed to further enable seamless B2B transactions and incorporate additional support for e-Business applications.

     Maintain Technological Leadership. We are a leader in application integration within and among enterprises, and we are extending this leadership to the emerging e-Business integration market. The fourth generation of our core product, e*Gate, is a comprehensive and centrally managed solution that addresses the need for a distributed, scalable, global e-Business infrastructure. We will continue to invest in e*Gate and other products to enhance the functionality of our solution. Our product architecture is open, and we intend to incorporate new technologies and standards for messaging, communications, process management and business applications to provide a complete solution for e-Business integration.

     Enhance Presence in Targeted Vertical Markets. Our e*Gate product suite is designed to be easily adaptable to different vertical markets, and our products have been adopted by customers across a broad range of industry segments, including healthcare, financial services/insurance, retail/e-Commerce/ services, telecommunications/utilities and manufacturing. We intend to continue expanding penetration of vertical markets that we believe represent significant revenue opportunities. We have dedicated sales and marketing resources targeted at specific vertical markets, and we plan to extend this approach to additional industry segments. We also intend to provide additional industry-specific product functionality and partner with systems integrators that have expertise in particular vertical markets.

     Build upon STC Awareness. We intend to leverage our installed base of customers and to make substantial investments in sales and marketing to increase our visibility and market share. We will focus on increasing our sales to existing customers and new customers, particularly by providing integration solutions for their expansion into e-Business activities. We are also expanding our geographic coverage by increasing our presence internationally, including in Europe, the Middle East, Africa and the Pacific Rim.

     Expand Distribution, Consulting and Implementation Through Strategic Alliances. We intend to expand and seek additional strategic alliances with leading systems integrators and software vendors to increase our market penetration. We believe that our e*Gate solution enables our strategic partners to offer readily deployable, repeatable e-Business solutions. Consistent with our strategy to foster strategic alliances, Andersen Consulting and EDS have acquired equity interests in and entered into alliances with STC. Our alliance with Andersen Consulting provides for qualified customer introductions and the joint development and marketing of repeatable vertical industry market offerings, and our alliance with EDS provides for the generation of license revenue for STC. We have also signed reseller agreements with software vendors such as BroadVision and will continue to pursue opportunities to provide our e-Business integration capabilities to additional software vendors.

PRODUCTS

     Our core solution, the e*Gate e-Business Integrator, provides the following key capabilities:

     - Enterprise Integration. Integration capabilities are the core of all e*Gate offerings. Whether at the application, network or system level, e*Gate provides a robust, scalable and reliable integration platform. Business applications or systems are connected to a network via pre-built adapters that we call e*Gate Intelligent Adapters, enabling them to work together. As opposed to solutions based upon "hub and spoke" architectures, e*Gate's distributed architecture delivers scalability through its ability to deploy run-time components anywhere on the network, thus making maximum use of enterprise computing capacity. e*Gate's reliability is a result of its flexible deployment options for load balancing and reliable communication across unreliable channels, its ability to change business processes dynamically without stopping the system, its ability to recover from hardware failures without risk of data loss or duplication and its support of transactional integrity.

     - Business Process Management. Using graphical business modeling tools, business users can quickly define physical business processes and easily modify those processes in response to dynamic changes. The technical details of each business process are exposed in a hierarchy of graphical views that span all levels of integration down to the most detailed data manipulation and networking aspects. Graphical monitoring of business processes allows business users to observe the status of individual events and processes, to detect and correct abnormal conditions in real-time, and to audit and analyze process history for further optimization. Real-time alerts or process exceptions can trigger faxes, pages, e-mails or messages to system management tools based on any business or system event.

     - B2B Management. e*Gate supports a wide range of inter- and intra-business processes. e*Gate can incorporate information and events external to the enterprise, including XML-based exchanges over the Internet, either directly or through trading exchanges, traditional EDI over value added networks or new Internet-based EDI protocols, as well as other methods of communication, such as faxes, e-mail and messages over dedicated and dial-up connections. Business processes may also include transactions via electronic funds transfer networks such as S.W.I.F.T., direct bank deposits, and credit, securities, and other financial transactions. e*Gate also provides trading partner management to simplify the setup and configuration of partner and customer profiles. Additionally, pattern matching and cross-indexing capabilities allow customers and trading partners to be identified uniquely and automatically from various data-stores within and among enterprises.

     [Graphical depiction of STC's e*Gate e-Business Integrator product, showing various architectural layers of the product alongside sample depictions of computer screens that show the user interfaces for those layers.]

     A customer typically licenses our e*Gate Enterprise Integrator as a core technology engine, together with a combination of specialized product offerings that meet specific integration needs. Our specialized product offerings are as follows:

     - e*Gate Intelligent Adapters (e*Ways) provide specialized application connectivity and support for robust data processing. e*Gate's open architecture combined with e*Way adapters enable seamless interoperability with a wide variety of packaged applications, message standards, operating systems, databases, networks and communication protocols. We currently offer over 500 e*Way adapters, including adapters for direct database access, Web server access, packaged applications (such as SAP, PeopleSoft, Siebel, Clarify, Vantive, Oracle and BroadVision), communication protocols and legacy applications and data stores. An e*Way Extension Kit is available for rapid development of custom e*Ways.

     - e*Gate Intelligent Bridges are out-of-the-box solutions that bundle all the components, including e*Ways, business logic and application extensions, necessary to automate specific business processes among popular applications. e*Gate Intelligent Bridges provide customers with a fast and predictable time-to-market advantage. Examples of e*Gate Intelligent Bridges include the PeopleSoft-to-SAP Intelligent Bridge and the Siebel-to-SAP Intelligent Bridge.

     - e*Gate Xchange (e*Xchange) is a secure system for managing trading partner relationships and facilitating the exchange of business information outside a corporate firewall via both traditional EDI and state-of-the-art XML technology. Seamless integration with e*Gate enables the use of these transactions or messages by other enterprise applications and systems.

     - e*Gate Index (e*Index) is an intelligent system that uniquely identifies persons, organizations or other entities and cross-indexes how they are identified by all systems that communicate with e*Gate. e*Index allows companies to access their customers, partners and other entities from a single view and to automatically resolve exact or near duplicate entries.

     We are continually enhancing the e*Gate product suite. In particular, we are focused on enhancing the functionality of e*Gate with additional trading partner and business process management capabilities, extended B2B functionality and broader platform support. In addition, we are developing reporting and analysis capabilities that will leverage historical process data stored in the business process warehouse within e*Gate and facilitate process optimization activities. We will continue to develop new e*Ways for emerging packaged applications, Web technologies and data formats to provide even greater application and system connectivity as well as develop new Intelligent Bridges, such as BroadVision-to-SAP.

PROFESSIONAL SERVICES

     Our customers typically purchase consulting services from us to support their implementation activities. We offer professional services with the initial deployment of our product, as well as on an ongoing basis to address the continuing needs of our customers. Our consulting services range from architectural planning to complete development and deployment of our products. In each case, our services are tailored to meet our customers' needs. Our professional services organization also provides comprehensive education at our state-of-the-art training facility, as well as on-site courses. As of December 31, 1999, our professional services organization consisted of 116 experienced professionals. Many of our professional services employees have advanced degrees or substantial industry experience in systems architecture and design. We expect that the number of service professionals and the scope of the services that we offer will increase as we continue to address the expanding enterprise infrastructure needs of large organizations.

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

CUSTOMERS

     We have directly or indirectly licensed our products to over 1,200 customers internationally. The following is a representative list of our customers by industry:


FINANCIAL SERVICES/INSURANCE    Dominion Dental Care            RETAIL/E-COMMERCE/SERVICES
                                Fairview Health System
ABN Amro Bank                   Kaleida Health                  Ames Dept Stores
Banque Nationale de Paris       McLaren Health Corp.            Andersen Consulting
Continental Casualty Company    Medicalogic                     Barnes & Noble.com
CNA Insurance                   Mid-Michigan Medical Center     Enterprise Rent-a-car
Credit Agricole Luxembourg      New York and Presbyterian       IAMA
Fidelity Management             Hospital                        MedicaLogic
HypoVereinsbank                 Northwest Med Info/Whatcom      Neoforma.com
ING Barings                     Skagit                          Onyx Software
J.P. Morgan                     Oral Health                     PeopleSoft
Lloyds Financial Systems        PacifiCare Dental & Vision      PETsMART, Inc.
Nationwide Insurance            Renal Care Group
NGH Luxembourg                  University of Pennsylvania      TELECOMMUNICATIONS/UTILITIES
Northern Trust                  Healthsystem
Ord Minett                      Wentworth Area Health           Chevron
Thomas Weisel Partners          Service                         Fluor Corporation
UBS A.G.                                                        National Power
Westpac Banking Corp.           MANUFACTURING                   Portland Gas & Electric
WestLB                                                          Racal Telecom
                                Agilent                         Scottish and Southern
GOVERNMENT                      Amdahl Corporation              Energy plc.
                                Amgen                           Schlumberger
U.S. Veterans Administration    Australian Co-operative         Tesion GmbH
U.S. Department of Defense      Foods Limited
                                Bausch & Lomb
HEALTHCARE                      Hewlett-Packard Company
                                Maersk/AP Moller
Caregroup                       Nike Inc.
Caritas Christi Hospital        O.C. Tanner
Cedars-Sinai Hospital           Raytheon
Denticare of California         Warner Lambert
Digital Equipment Corp.

     In 1998 and 1999, no single customer accounted for more than 10% of our revenues. Revenues from the sale of our products and services outside the United States accounted for $7.6 million, or 20% of our total revenues in 1998 and $15.1 million, or 27% of our total revenues in 1999. We believe that revenues from sales outside the United States will continue to account for a material portion of our total revenues for the foreseeable future.

     The following examples illustrate how some of our customers have deployed our products:

     BARNES & NOBLE.COM

     Opportunity: Since launching its online business in May 1997, Barnes & Noble.com has become one of the world's largest Web sites and the fourth largest e-Commerce site, according to Media Metrix. With access to Barnes & Noble's more than 750,000 in-stock titles, Barnes & Noble.com has the largest standing inventory of any online bookseller ready for immediate delivery. One of the challenges facing Barnes & Noble.com was the need to reliably collect and distribute the high volume of information about the titles and the sales process to and from many sources and systems to support the rapid business process required by a business-to-consumer and B2B e-Commerce company.

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     Solution: Barnes & Noble.com entered into a multi-year software and support agreement with STC to use e*Gate to enable and manage the information flow among their multiple systems and the Web. The e*Gate integration platform allows
Barnes & Noble.com to eliminate duplication of effort in information flows, improve the accuracy and consistency of data across participating systems, and ultimately provide its customers a higher quality experience when buying from Barnes & Noble.com. While customers receive a satisfying experience when shopping on the Web site, Barnes & Noble.com achieves a seamless supply chain integration in the back-office among SAP systems, data warehousing systems and the systems of multiple suppliers and partners.

     HEWLETT-PACKARD COMPANY

     Opportunity: Hewlett-Packard Company, or HP, is a leading global business provider of computing and imaging solutions and services for business and home. In order for HP to provide integrated services to its customers, HP needed its internal systems to be able to share critical information with each other and along the extended supply chain.

     Solution: e*Gate was a comprehensive solution to meet HP's requirements and is currently being used within HP to integrate a major ERP system with existing systems and business partners across the Internet.

     NEWYORK-PRESBYTERIAN HEALTHCARE NETWORK

     Opportunity: NewYork-Presbyterian Healthcare Network presented a complex integration challenge across its network of 15 sponsored hospitals and 13 affiliated hospitals, as well as three specialty institutions, six long term care facilities, 11 home health agencies, 62 satellite primary care centers, 12 physician groups and four managed case entities. Rapid and accurate translation and routing of information from one system to another is vital to the hospitals' success. The applications were originally linked through traditional point-to-point, system-to-system, integration technologies. However, as systems were added, the time, cost and effort to link patient data became prohibitive.

     Solution: e*Gate was implemented by the hospital network to provide an intelligent application integration solution that allows multiple information systems to communicate and exchange information, despite platform differences and data format disparities. More than 70 mission-critical applications on the hospital network have already been integrated using e*Gate with hundreds more to follow. Applications sharing information through e*Gate range from critical mainframe-based financial and patient registration applications to a host of clinical systems.

     WESTLB

     Opportunity: WestLB is one of the largest credit institutions in Germany and has a presence in leading financial markets worldwide. WestLB launched its Electronic Banking Services unit to establish worldwide banking solutions which will offer automatic, quick and inexpensive transactions to clients. The Electronic Banking Services unit needed a solution to provide the enterprise integration platform behind its services for an integrated electronic banking environment. The bank had legacy environments that needed to be integrated with all of its transaction-based systems, including trading, dealing and cash management. Because of the high volume of transactions and data, the bank also had a number of formats and processes to manage. In order for WestLB Electronic Banking Services to provide a competitive offering and establish market leadership, it needed a robust and flexible solution that could cope with the highly complex requirements of its dynamic business.

     Solution: WestLB Electronic Banking Services implemented e*Gate to create a fully integrated electronic banking environment. e*Gate is designed to provide synchronized real-time processing required in the banking industry, enabling WestLB to improve operating efficiencies and the integrity of the data transferred. e*Gate can handle electronic data transfers in any format, enabling centralized

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

treasury functions and conversion of payment orders into international formats, sending them directly into the clearing systems of those countries for processing. e*Gate has enabled WestLB to enhance cash and treasury management services, establish an extranet platform for Internet applications and services and handle electronic data transfers in any format between WestLB and its business partners, customers or third party banks.

SALES AND MARKETING

     We license our products and sell our services primarily through our direct sales organization, complemented by the selling and support efforts of our systems integrators and through our relationships with independent software vendors. As of December 31, 1999, our sales and marketing organization consisted of 118 professionals. We have sales offices in the greater metropolitan areas of San Francisco and Los Angeles and in Australia, Belgium, France, Germany, Japan and the United Kingdom. Our direct sales force works closely with our professional services organization, which provides pre-sales support to potential customers on product information and deployment capabilities. We plan to significantly expand the size of our direct sales organization and are hiring specialized sales personnel with expertise in vertical markets such as financial services, telecommunications and utilities. We also plan to establish additional sales offices domestically and internationally.

     Our sales process requires that we work closely with targeted customers to identify short term technical needs and long term goals. Our sales team, which includes both sales and technical professionals, then works with the customer to develop a proposal to address these needs. The length of our sales cycle generally depends on the customer's industry.

     Through our global software partner program, we license our technology to leading independent software vendors so that they can embed our e*Gate technology into their product on a limited basis for seamless integration with specific applications. These relationships enable these companies to resell our products to their customers worldwide and provide our sales force further opportunities to sell our products to these same customers. We have OEM and reseller arrangements with a number of software vendors, including BroadVision.

     We focus our marketing efforts on creating awareness of our products and their applications, identifying and educating potential customers and generating new sales opportunities. We have not historically made large investments in promoting our brand or our products. However, we intend to significantly increase our marketing expenses to increase awareness of e*Gate as a comprehensive solution for e-Business application integration. Our marketing activities include advertising, direct mail, seminars, tradeshows and industry conferences. We also have a public relations program focused on the trade and business press as well as industry analysts.

     Our marketing organization works closely with our systems integrator partners and independent software vendors to jointly develop targeted marketing programs to leverage the solutions offered by our partners. We plan to establish additional programs to educate systems integrators and independent software vendors on the benefits of e*Gate.

STRATEGIC ALLIANCES WITH LEADING SYSTEMS INTEGRATORS

     To promote additional market penetration of our products, we have established strategic relationships with two of the largest independent systems integrators, Andersen Consulting and EDS. Our relationships with these systems integrators position us as a preferred e-Business integration technology. We believe these relationships will enable us to increase market awareness of our products and increase sales. As we work with these firms, we intend to better utilize our professional services organization and more effectively implement our products with our customers. We have incentivized each of these integrators by issuing warrants to purchase shares of our common stock, with the vesting of such warrants conditioned upon achievement of agreed upon milestones relating to the generation of qualified customer
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

introductions or revenues for STC. In addition, Andersen Consulting purchased a total of $1.0 million of our stock in September 1998 and March 1999, and EDS will buy shares of our common stock concurrently with this offering at the public offering price. In addition to these strategic relationships, we have relationships with other systems integrators including Arthur Andersen, CSC, Deloitte & Touche, KPMG and PricewaterhouseCoopers.

PRODUCT DEVELOPMENT

     Our core software product was commercially introduced in 1991, and in November 1999, we released the 4.0 version of e*Gate. We are continually enhancing the e*Gate suite of products and applications. In particular, we are focusing on enhancing the functionality of e*Gate with additional trading partner and business process management capabilities, extended B2B functionality and broader platform support. We will continue to develop new e*Ways for emerging packaged applications, Web technologies and data formats to provide even greater application and system connectivity as well as develop new Intelligent Bridges. As of December 31, 1999, our product development organization included 78 employees. In 1999, our research and development expenses were $12.0 million, as compared to $8.5 million in 1998 and $4.2 million in 1997. Our product development organization includes the following departments:

     Product Management. This group is the primary interface between the product development team and the rest of our organization. Product management collects input from marketing, sales, services, support, pilot programs, partners and users to define product requirements. Product management defines product strategies and works with technical staff to assess implementation effort.

     Architecture and Research. This group is tasked with innovating new technology in our core areas of expertise, including distributed architecture, security, scalability and performance. This group also performs advance prototyping and technical specification of new products.

     Development. Our development team is responsible for building specified products. This team receives functional input from our product management group and technical input from our architecture and research group. Our development team works very closely with our documentation group to ensure that all releases are accurately described in user manuals and help systems. The development team releases its work to the quality assurance team, which verifies stability against defined acceptance criteria.

CUSTOMER SERVICE AND SUPPORT

     We provide support for all of our products on a global basis 24 hours a day, seven days a week. Our support centers are located in California and the United Kingdom. Each of these support centers tracks support incidents on one global system, providing a consistent level of service everywhere. Customers have the option to log, track and update service and support inquiries electronically, via the Web, telephone, or a combination of both. Our customer service group handles incoming calls, shipping requests, call logging, maintaining customer information and responding to basic product questions. Our technical support engineering group is responsible for all technical cases until the issue is resolved and is responsible for meeting targeted response times and providing regular updates. Our technical support engineering group interfaces with our research and development group for product maintenance and bug fixing. As of December 31, 1999, our support organization included 27 employees.

COMPETITION

     The market for our products is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition is likely

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

to result in price reductions, reduced gross margins and loss of market share, any one of which could significantly reduce our future revenues and increase operating losses. Our current competitors include:

     EAI vendors. We face competition from vendors offering EAI software products. These vendors include Active Software, CrossWorlds Software and New Era of Networks, also known as NEON. A number of other companies are offering products that address different aspects of our solution, including BEA Systems, IBM, Tibco Software and Vitria Technology. In the future, some of these companies may expand their products to enhance their functionality to provide a solution more similar to ours.

     B2B integration vendors. We face competition from vendors offering EDI software solutions. These vendors include Sterling Commerce and Harbinger. These solutions may be entrenched in particular functions of a potential customer's organization for its data exchange with third parties. We also face competition from a number of emerging software vendors focused on aspects of B2B integration, such as webMethods.

     Other software vendors. We may in the future also encounter competition from major enterprise software developers including Oracle, PeopleSoft and SAP. In addition, Microsoft has announced its intention to introduce products which could compete with some aspects of our products. These companies have significantly greater resources than we have.

     Internal IT departments. "In house" information technology departments of potential customers have developed or may develop systems that provide for some of the functionality of our e*Gate product. In particular, it can be difficult to sell our product to a potential customer whose internal development group has already made large investments in and progress towards completion of systems that our product is intended to replace.

     Many of our existing and potential competitors have more resources, broader customer relationships and better-established brands than we do. In addition, many of these competitors have extensive knowledge of our industry. Some of our competitors have established or may establish cooperative relationships among themselves or with third parties to offer a single solution and increase the ability of their products to address customer needs.

     We believe that the principal competitive factors affecting the market for our products and services include product functionality and features, product price and performance, ease of implementation, market awareness, quality of professional services offerings, acceptance of product or vendor by leading system integrators, quality of customer support services, quality of training and documentation and vendor and product reputation. Although we believe that our solutions generally compete favorably with respect to these factors, our market is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Our success is dependent upon the technological and creative skills of our personnel in developing and enhancing our software products, as well as our ability to protect the related proprietary technology and intellectual proprietary rights. We rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, copyright and trademark laws to accomplish these goals. We do not currently hold any patents. We have filed one provisional patent application in the United States and may file additional patent applications in the future. We cannot assure you that a patent will be issued from any patent application we submit. Moreover, we cannot assure you that we will develop proprietary products or technologies that are patentable, that any patent issued to us will provide us with any competitive advantages, or that the patents of others will not seriously harm our ability to do business.

     We license our products pursuant to license agreements that prohibit reverse engineering or decompilation of our software, impose restrictions on the licensee's ability to utilize the software and provide for specific remedies in the event of a breach of these restrictions. In addition, we take measures
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

to avoid disclosure of our trade secrets, including but not limited to requiring employees, customers and others with access to our proprietary information to execute confidentiality agreements with us which define the unauthorized uses and disclosures of our trade secrets and other proprietary materials and information. Additionally, we restrict access to our source code.

     We assert copyright in software, documentation and other works of authorship and periodically file for and are granted copyright from the U.S. Copyright Office in and to qualifying works of authorship. We assert trademark rights in and to our name, product names, logos and other markings that are designed to permit consumers to identify our goods and services. We routinely file for and have been granted trademark protection from the U.S. Patent and Trademark Office for qualifying marks.

     Despite our efforts to protect our proprietary rights, existing laws, contractual provisions and remedies afford only limited protection. In addition, effective copyright and trade secret protection may be unavailable or limited in some foreign countries. Attempts may be made to copy or reverse engineer aspects of our product or to obtain and use information that we regard as proprietary. Accordingly, we cannot assure you that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Use by others of our proprietary rights could materially harm our business. Furthermore, policing the unauthorized use of our product is difficult and expensive litigation may be necessary in the future to enforce our intellectual property rights.

     Although we do not believe our products infringe the proprietary rights of third parties and are not aware of any currently pending claims that our products, trademarks or other proprietary rights infringe upon the proprietary rights of third parties, it is possible that third parties will claim that we have infringed their current or future products. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent product shipment, cause delays or require us to enter into royalty or licensing agreements, any of which could harm our business. Patent litigation in particular has complex technical issues and inherent uncertainties. Parties making claims against us could secure substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to license our products in the United States or abroad. Such a judgment could seriously harm our business. In the event an infringement claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business would be harmed.

EMPLOYEES

     As of December 31, 1999, we had a total of 400 employees, including 78 in research and development, 118 in sales and marketing, 27 in customer support, 116 in professional services and training, and 61 in operations, administration and finance. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

FACILITIES

     Our principal executive and corporate offices are located in Monrovia, California, where we lease a total of approximately 68,000 square feet under a lease that expires in August 2003. We lease approximately 17,000 square feet in Redwood Shores, California for our sales and marketing offices under a lease that expires in September 2004. We also have sales and marketing offices in Australia, Belgium, France, Germany, Japan and the United Kingdom under leases that cover from 200 to 9,600 square feet and that expire from December 2001 to January 2009. We believe that these facilities are adequate for our current operations and that additional space can be obtained on commercially reasonable terms if needed.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth information with respect to our executive officers, directors and key employees as of February 1, 2000.

               NAME                 AGE                          POSITION
               ----                 ----                         --------
James T. Demetriades..............   37   Chairman of the Board, President and Chief Executive
                                          Officer
Paul J. Hoffman...................   49   President, Americas
Kathleen Mitchell.................   47   Senior Vice President, Marketing and Business
                                          Development
Barry J. Plaga....................   38   Senior Vice President, Finance, Chief Financial
                                          Officer and Assistant Secretary
Rangaswamy Srihari................   43   Vice President, Engineering and Chief Technology
                                          Officer
Paul J. Celuch....................   45   Vice President, Human Resources
Alex Demetriades..................   31   Vice President, Products
Harry R. Gould....................   40   Vice President, Global Alliances
Lionel Laurin.....................   56   Vice President, Professional Services
Scott West........................   45   Vice President, International
Sterge T. Demetriades.............   71   Director
Richard L. deNey..................   50   Director
Salah M. Hassanein(1).............   78   Director
Raymond J. Lane(1)................   53   Director
Steven A. Ledger(1)...............   40   Director
Jerry F. Murdock(2)...............   41   Director
George J. Still(1)(2).............   41   Director
Jack L. Wilson(2).................   52   Director

-------------------------
(1) Member of Compensation Committee

(2) Member of Audit Committee

     EXECUTIVE OFFICERS AND DIRECTORS

     James T. Demetriades has served as our Chairman of the Board, President and Chief Executive Officer since he founded STC in 1989. Prior to founding STC, Mr. Demetriades was employed by Information Concepts, Inc. where he managed development of software for use in the insurance industry. Mr. Demetriades then worked for a division of American Medical International designing and building custom interfaces between software systems. Mr. Demetriades is a founding member of the ANSI standards group HL7 and a Cal Tech Fellow. Mr. Demetriades holds a B.S. degree in computer science and economics from Loyola Marymount University, Los Angeles.

     Paul J. Hoffman has served as our President, Americas since April 1999. From September 1996 to April 1999, Mr. Hoffman served as Vice President, Worldwide Sales for Documentum, a document management software company. From September 1994 to September 1996, Mr. Hoffman served as Vice President, Worldwide Operations for Oracle Corporation. Mr. Hoffman holds a B.S. degree in finance from Fairfield University.

     Kathleen Mitchell has served as our Senior Vice President, Marketing and Business Development since April 1999. From June 1997 to December 1998, Ms. Mitchell was President and Chief Executive Officer of Live Picture, Inc., an Internet imaging company which filed for bankruptcy protection in 1999. From January 1995 to January 1997, Ms. Mitchell was employed with Ceridian Corporation as President of the Employer Services division. Ms. Mitchell holds a B.A. degree in economics from Newton College (later merged with Boston College).

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

     Barry J. Plaga has served as our Senior Vice President, Finance and Chief Financial Officer since November 1999. From June 1999 to November 1999, Mr. Plaga served as Executive Vice President and Chief Financial Officer for Activision, Inc., a publisher and developer of interactive software and video games. From June 1997 to June 1999, Mr. Plaga served as Senior Vice President and Chief Financial Officer for Activision. From January 1992 to June 1997, Mr. Plaga served as Senior Vice President, Finance and Chief Administrative Officer of Activision. Mr. Plaga received his B.S. in accounting and his master of accounting degree from the University of Southern California.

     Rangaswamy Srihari has served as our Vice President, Engineering and Chief Technology Officer since April 1998. Mr. Srihari served as our Vice President, Technology and Services from July 1997 to March 1998, and as our Vice President, Commercial Markets from January 1997 to June 1997. From November 1994 to December 1996, Mr. Srihari was employed with Delphi Info Systems as Vice President, Development and Chief Technical Officer. Mr. Srihari holds a B.S. degree in chemical engineering from the University of Madras (India), and an M.S. in electrical engineering from the Illinois Institute of Technology.

     Sterge T. Demetriades has served as a member of the Board of STC since 1989. From 1964 to 1995, Mr. Demetriades was Chief Executive Officer of several privately-held research and development companies in the aerospace, energy and large system simulation environments. He has published numerous technical articles, and is an invited contributor to technical handbooks and encyclopedias. Mr. Demetriades continues to serve as a consultant on technology issues for various governmental agencies. Mr. Demetriades holds an A.B. degree in physics, math and chemistry from Bowdoin College, an M.S. degree in chemical engineering from the Massachusetts Institute of Technology, and a Mech.Eng. degree from the California Institute of Technology.

     Richard L. deNey has served as a member of the Board of STC since February 2000. Since August 1999, Mr. deNey has been Senior Vice President of EDS, responsible for strategic planning and business development. From 1994 until August 1999, Mr. deNey served as Executive Vice President of Corporate Strategy and Development at Borden, Inc. Prior to that, Mr. deNey served as a Managing Director at Bankers Trust and at Bear, Stearns & Co. Inc. He also serves as a director of Unigraphics Solutions Inc. Mr. deNey holds a B.S. degree in electrical engineering from The Johns Hopkins University and an M.B.A. from The University of Chicago.

     Salah M. Hassanein has served as a member of the Board of STC since July 1996. From July 1996 to the present, Mr. Hassanein has served as President and Chief Executive Officer of the Todd-AO Corporation, a motion picture and television post-production company. From July 1994 to July 1996, Mr. Hassanein served as President and Chief Operating Officer of the Todd-AO Corporation. Mr. Hassanein also serves as a director of the Todd-AO Corporation.

     Raymond J. Lane has served as a member of the Board of STC since May 1998. Mr. Lane has served as President and Chief Operating Officer of Oracle Corporation since July 1996. From October 1993 to June 1996, Mr. Lane served as Executive Vice President and President of Worldwide Operations at Oracle. From June 1992 to September 1993, Mr. Lane served as a Senior Vice President at Oracle and as President of Oracle USA. Prior to joining Oracle, Mr. Lane was a Senior Vice President and Managing Partner of the Worldwide Information Technology Group at Booz-Allen & Hamilton from July 1986 to May 1992. He served on the Booz-Allen & Hamilton Executive Committee and its Board of Directors from April 1987 to May 1992. Mr. Lane is also a member of the Board of Trustees of Carnegie-Mellon University and serves on the Board of Directors of Special Olympics International. Mr. Lane is a director of Marimba Inc., a computer software company, and C-bridge Internet Solutions, Inc.

     Steven A. Ledger has served as a member of the Board of STC since June 1996. Mr. Ledger has been Managing Partner of eCompanies Venture Management, LLC, a venture capital firm, since July

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

1999. Since November 1993, he has served as Managing Partner of Storie Advisors, Inc., a venture capital firm that invests in emerging growth companies, and Managing Partner of San Francisco Sentry Investment Group, an investment firm. Mr. Ledger also serves as a director of BigStar Entertainment, Inc. and ValueStar Corp. Mr. Ledger holds a B.A. degree in economics from the University of Connecticut.

     Jerry F. Murdock has served as a member of the Board of STC since May 1998. Since 1995, Mr. Murdock has been employed by InSight Capital Partners, an investment firm which he co-founded in that year. From 1987 to 1995, Mr. Murdock was President of Aspen Technology Group, a consulting firm which he founded in 1987. Mr. Murdock also serves as a director of Quest Software, Inc. Mr. Murdock holds a B.A. degree in political science from San Diego State University.

     George J. Still has served as a member of the Board of STC since May 1998. Mr. Still has been employed with Norwest Venture Partners, a venture capital firm, since October 1989 and is Managing Partner of several Norwest Venture Capital Partnerships. Mr. Still also serves as a director of PeopleSoft, Inc. and also serves as a director of the National Venture Capital Association. Mr. Still holds a B.S. degree from Pennsylvania State University and an M.B.A. from the Amos Tuck School at Dartmouth College.

     Jack L. Wilson has served as a member of the Board of STC since February 2000. Mr. Wilson has been Managing General Partner of AC Ventures, a unit of Andersen Consulting, since December 1999. From 1983 until December 1999, Mr. Wilson served as a partner of Andersen Consulting, and had various management roles, including Managing Partner of Global Markets and Managing Partner of Industry Markets and Packaged Knowledge. Mr. Wilson has served as a member of the Executive Committee, Global Operations Committee and Global Management Council of Andersen Consulting. Mr. Wilson also serves as a director of Security First Technologies, Inc. Mr. Wilson holds a B.S. in economics from the University of Arizona and an M.B.A. from the University of Southern California.

     KEY EMPLOYEES

     Paul J. Celuch has served as our Vice President, Human Resources since March 1998. From January 1988 to March 1998, Mr. Celuch was employed with Citicorp as Vice President, responsible for human resources. Mr. Celuch holds a B.S. degree from Slippery Rock University and an M.S. from Southern Illinois University.

     Alex Demetriades has served as our Vice President, Products since January 2000. From January 1995 to January 2000, Mr. Demetriades was employed in various other positions at STC, most recently as Director of Product Management, Architecture and Research. Mr. Demetriades holds B.S. degrees in cognitive science and biophysics, and a B.A. degree in psychology, each from the University of California at San Diego.

     Harry R. Gould has served as our Vice President, Global Alliances since June 1999. Prior to joining STC, from August 1998 to June 1999, Mr. Gould served as Vice President of Sales for SDT, Inc. an enterprise software testing company. From January 1997 to January 1998, Mr. Gould served as Vice President of Sales for Chordiant Software, Inc., an Internet software applications company. From June 1987 to December 1996, Mr. Gould was employed as Vice President, Alliances for Oracle Corporation. Mr. Gould holds a B.A. degree in communications from University of California, Los Angeles.

     Lionel Laurin has served as our Vice President, Professional Services since July 1999. From November 1994 to July 1999, Mr. Laurin was employed at Oracle Corporation, as a Regional Vice President of Industrial Consulting. From June 1992 to November 1994, Mr. Laurin served as Director of Professional Services for Marcam Corporation. Mr. Laurin holds a B.A. degree from California State University, Fullerton.

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

     Scott West has served as our Vice President, International since November 1999. From March 1999 to November 1999, Mr. West served as our Vice President, Applications Development, Global Corporate Operations and Pacific Rim Sales. From 1994 to March 1999, Mr. West held various positions with us including Vice President, International Sales. Mr. West attended Southern Oregon State University.

     Sterge Demetriades is the father of James T. Demetriades and Alex Demetriades. There are no other family relationships between any of our executive officers, directors and key employees. Our executive officers are appointed by our board of directors and serve at the discretion of the board.

BOARD COMPOSITION

     We currently have authorized nine directors. Our restated articles of incorporation will provide that, effective upon the closing of this offering, the terms of office of the members of the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of shareholders to be held in 2001, Class II, whose term will expire at the annual meeting of shareholders to be held in 2002, and Class III, whose term will expire at the annual meeting of shareholders to be held in 2003. The Class I directors are Messrs. Ledger, Murdock and Still, the Class II directors are Messrs. Sterge Demetriades, deNey and Hassanein, and the Class III directors are Messrs. James Demetriades, Lane and Wilson. At each annual meeting of shareholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of STC.

     Messrs. Murdock and Still are currently serving on the board as representatives of the holders of our Series A preferred stock and Series B preferred stock. The holders of our Series A preferred stock and Series B preferred stock are entitled to elect these directors pursuant to the terms of the preferred stock as set forth in our restated articles of incorporation. Upon the closing of this offering, the outstanding shares of preferred stock will convert into shares of common stock and the holders of the preferred stock will no longer have the right to appoint any directors.

BOARD COMMITTEES

     The audit committee of the board of directors reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The audit committee currently consists of Messrs. Murdock, Still and Wilson.

     The compensation committee of the board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plan and employee stock purchase plan and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Messrs. Lane, Ledger, Hassanein and Still.

DIRECTOR COMPENSATION

     Our directors do not receive cash for services they provide as directors. In July 1998, Mr. Lane was granted an option to purchase 202,500 shares of common stock, Messrs. Murdock and Still were each granted an option to purchase 67,500 shares of common stock, and Messrs. Sterge Demetriades, Hassanein and Ledger were each granted an option to purchase 16,875 shares of common stock. Each of these options is fully vested and was granted at an exercise price of $1.37 per share. In December 1998, each of these directors was granted an option to purchase 45,000 shares of common stock at an exercise price of $1.37 per share. These options are fully vested and exercisable. In June 1997, Messrs. Demetriades, Hassanein and

Ledger were each granted an option to purchase 90,000 shares of common stock. Each of these options is fully vested and was granted at an exercise price of $1.15 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of STC serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of STC's board of directors. None of the members of our compensation committee is an officer or employee of STC.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of the compensation paid by STC during the fiscal year ended December 31, 1999 to our Chief Executive Officer and four other most highly compensated executive officers whose salary and bonus exceeds $100,000 for services rendered in all capacities to STC. We refer to these officers elsewhere in this prospectus as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                      COMPENSATION
                                                    OTHER ANNUAL        AWARDS OF        ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY     BONUS     COMPENSATION(1)    STOCK OPTIONS   COMPENSATION(2)
---------------------------  --------   --------   ---------------    -------------   ---------------
James T. Demetriades.....    $300,000   $184,500      $     --                --(3)       $3,200
  Chairman, President and
  Chief Executive Officer
Paul J. Hoffman..........     212,500    100,000            --           900,000              --
  President, Americas(4)
Rangaswamy Srihari.......     187,500     58,500       202,436(5)         60,000              --
  Vice President,
  Engineering and Chief
  Technology Officer
Kathleen Mitchell........     158,045     37,500            --           780,000              --
  Senior Vice President,
  Marketing and Business
  Development(6)
Stephen Edwards(7).......     161,550     72,000            --                --              --
  Vice President, Europe,
  Middle East and Africa

-------------------------
(1) Other compensation in the form of perquisites and other personal benefits has been omitted in those cases where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the named executive officer for such year.

(2) Represents 401(k) plan matching.

(3) In February 2000, Mr. Demetriades was granted an option to purchase 1,000,000 shares of common stock at the public offering price, vesting in four equal annual installments beginning in February 2001.

(4) Mr. Hoffman joined us in March 1999, and has an annual salary of $300,000.

(5) Represents reimbursement for relocation expenses.

(6) Ms. Mitchell joined us in April 1999, and has an annual salary of $250,000.

(7) Mr. Edwards ceased to be an employee of STC in December 1999.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information for the fiscal year ended December 31, 1999 with respect to each grant of stock options to the Named Executive Officers.

     All options were granted at an exercise price equal to the fair value of the common stock on the date of grant. Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the exercise price per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices.

     Each of these options was granted pursuant to the 1998 Stock Plan and is subject to the terms of such plan. These options were granted at an exercise price equal to the fair market value of our common stock as determined by the board of directors on the date of grant and, as long as the optionee maintains continuous employment with us.

               OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1999

                                                                               POTENTIAL REALIZABLE VALUE
                                                                                 AT ASSUMED ANNUAL RATES
                                        % OF TOTAL                                   OF STOCK PRICE
                                         OPTIONS                                      APPRECIATION
                                        GRANTED TO    EXERCISE                       FOR OPTION TERM
                            OPTIONS    EMPLOYEES IN   PRICE PER   EXPIRATION   ---------------------------
          NAME              GRANTED      1999(1)        SHARE        DATE           5%            10%
          ----             ---------   ------------   ---------   ----------   ------------   ------------
James T.
  Demetriades(2).........         --         --%        $  --           --      $       --     $       --
Paul J. Hoffman(3).......  1,350,000       19.6          1.67      5/14/09       1,417,843      3,593,092
Rangaswamy Srihari.......     45,000        0.7          1.67      5/14/09          47,261        119,770
                              45,000        0.7          1.49      1/26/09          42,167        108,860
Kathleen Mitchell(4).....  1,170,000       17.0          1.67      5/14/09       1,228,797      3,114,013
Stephen Edwards(5).......     45,000        0.7          1.49      1/26/09          42,167        106,860

-------------------------
(1) In 1999, we granted employees and consultants options to purchase an aggregate of 6,901,088 shares of common stock.

(2) In February 2000, Mr. Demetriades was granted an option to purchase 1,000,000 shares of common stock at the public offering price, vesting in four equal annual installments beginning in February 2001.

(3) The option granted to Mr. Hoffman vests and is exercisable as follows: vested with respect to 225,000 shares on May 14, 1999, with the remainder vesting in four equal annual installments beginning on the first anniversary thereafter.

(4) The option granted to Ms. Mitchell vests and is exercisable as follows: vested with respect to 45,000 shares on May 14, 1999, with the remainder vesting in four equal annual installments beginning on the first anniversary thereafter.

(5) The option granted to Mr. Edwards vests in four equal annual installments beginning on the first anniversary of the date of grant. Mr. Edwards ceased to be an employee of STC in December 1999, at which time his option expired unexercised.

1999 YEAR-END OPTION VALUES

     The following table sets forth information concerning the number and value of unexercised options held by each of our Named Executive Officers as of December 31, 1999. None of the Named Executive Officers exercised options to purchase common stock during the year ended December 31, 1999. The value of in-the-money options is based on the assumed initial public offering price of
$     per share and is net of the option exercise price.

                                                 NUMBER OF SHARES
                                                    UNDERLYING               VALUE OF UNEXERCISED
                                              UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                 DECEMBER 31, 1999             DECEMBER 31, 1999
                                            ---------------------------   ---------------------------
                   NAME                     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                   ----                     -----------   -------------   -----------   -------------
James T. Demetriades......................    450,000              --      $              $
Paul J. Hoffman...........................    225,000       1,125,000
Rangaswamy Srihari........................    157,500         202,500
Kathleen Mitchell.........................     45,000       1,125,000
Stephen Edwards...........................         --              --

COMPENSATION PLANS

     1998 STOCK PLAN

     Our Stock Plan was approved by the board of directors and our shareholders in July 1998, and amended by the board of directors in February 2000. The Stock Plan provides for the grant to employees of STC, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the grant of nonstatutory stock options to employees, directors and consultants of STC. The Stock Plan is currently administered by the board of directors which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. The Stock Plan currently authorizes the issuance of an aggregate of up to 13,725,903 shares of common stock, and provides for automatic annual increases on January 1 of each year beginning January 1, 2001 equal to the lesser of:

     - 6,000,000 shares;

     - 5.0% of the outstanding shares on such date; or

     - an amount determined by our board of directors.

     As of January 31, 2000, options to purchase an aggregate of 5,098,238 shares of common stock were outstanding under the Stock Plan, and an aggregate of 8,504,853 shares of common stock remained available for future grants.

     The exercise price of all incentive stock options granted under the Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under the Stock Plan shall be determined by the administrator, but in no event may be less than 85% of the fair market value on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of STC, the exercise price of any incentive or nonstatutory option granted must equal at least 110% of the fair market value on the grant date and the maximum term of any such option must not exceed five years. The term of all other options granted under the Stock Plan may not exceed ten years.

     In the event a participant in the Stock Plan ceases to be an employee, director or consultant of STC, other than upon the participant's death or disability, the participant may exercise his or her vested options for a period of three months following such termination, unless a different exercise period is specified in his or her option agreement.

     In the event of a merger of STC with or into another corporation or a sale of substantially all of our assets, the Stock Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; provided, however, that in the event the successor corporation refuses to assume or substitute for the outstanding options, such options will become fully vested and exercisable for a period of fifteen days after notice from the administrator. Unless terminated sooner, the Stock Plan will terminate ten years from its effective date. The board has authority to amend or terminate the Stock Plan, provided that no such action may impair the rights of the holder of any outstanding options without the written consent of that holder.

     1997 STOCK PLAN

     Our 1997 Stock Plan provides for the grant to our employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the grant of nonstatutory stock options to employees, directors and consultants of STC. To date, we have granted options to purchase an aggregate of 7,449,810 shares of common stock under the 1997 Plan with a weighted average exercise price of $1.79 per share. From and after the completion of this offering, no further options will be granted under the 1997 Plan.

     In the event of a merger of STC with or into another corporation or a sale of substantially all of our assets, the 1997 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; provided, however, that in the event the successor corporation refuses to assume or substitute for the outstanding options, such options will become fully vested and exercisable for a period of fifteen days after notice from the administrator. Unless terminated sooner, the 1997 Plan will terminate ten years from its effective date. The board of directors has authority to amend or terminate the 1997 Plan, provided that no such action may impair the rights of the holder of any outstanding options without the written consent of that holder.

     2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 Employee Stock Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions. This plan will become effective upon the date of this prospectus. A total of 2,250,000 shares of common stock have been reserved for issuance under the Purchase Plan, none of which have been issued. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase on January 1 of each year beginning January 1, 2001 equal to the lesser of:

     - the number of shares issued under the Purchase Plan in the prior year; or

     - an amount determined by the Board.

     The Purchase Plan will be administered by the board of directors or by a committee appointed by the board. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions up to a maximum of $25,000 for all purchases ending within the same calendar year and up to a maximum of 1,500 shares per year. Employees are eligible to participate if they are employed by us for at least 20 hours per week and more than five months in any calendar year. The Purchase Plan contains successive 24 month offering periods. The offering periods generally start on the first trading day on or after May 16 and November 16 of each year, except for the first such offering period, which we expect will commence on the date of this prospectus and end on or about November 15. In the event we are acquired, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened by setting a new exercise date. The price at which common stock will be purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the applicable offering period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment. Generally, the board of directors may amend, modify or terminate the Purchase Plan at any time as long as such amendment, modification or termination does not impair the rights of plan participants. The Purchase Plan will terminate at 2010, unless terminated earlier in accordance with its provisions.

     401(k) PLAN

     We adopted a retirement savings plan, or 401(k) Plan, that covers all of our employees. An employee may elect to defer, in the form of contributions to the 401(k) Plan, up to 15% of the total annual compensation that would otherwise be paid to the employee, subject to statutory limitations. Employee contributions are invested in selected mutual funds or money market funds according to the directions of the employee. We make matching contributions as a percentage of employee contributions, subject to established limits. The employees' contributions are fully vested and nonforfeitable at all times.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our restated articles of incorporation limit the liability of directors to the maximum extent permitted by California law. As a result, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability as required by California law for:

     - acts or omissions which involve intentional misconduct or a knowing and culpable violation of law;

     - acts or omissions that the director believes to be contrary to the best interests of the corporation or its shareholders or that involve an absence of good faith;

     - any transaction from which the director derived any improper personal benefit;

     - acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders;

     - acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders;

     - any transaction between the corporation and interested directors or affiliated corporations not properly approved under California law; and

     - any unlawful distribution, loan or guaranty.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our restated articles of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify other officers and employees and our agents to the fullest extent permitted by law. We believe that these indemnification provisions cover at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the bylaws would permit indemnification. We have director and officer liability insurance that covers matters, including matters arising under the Securities Act.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for judgments, fines, settlement amounts and expenses, including attorneys' fees, incurred by any of these persons in any action or proceeding, including any action by or in the right of STC, arising out of that person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     We have agreed to indemnify one of our executive officers and another employee with respect to expenses and damages arising out of lawsuits filed against such individuals by their former employer following their employment by us. There is no other pending litigation or proceeding involving any director, officer, employee or agent of STC where indemnification will be required or permitted. We are not aware of any other pending or threatened litigation or proceeding that might result in a claim for such indemnification. We currently have liability insurance for our directors and officers that covers public securities matters.

                           RELATED PARTY TRANSACTIONS

SALES OF STOCK TO INSIDERS

     In May, June and September 1998, we issued an aggregate of 2,864,583 shares of Series A preferred stock at a per share purchase price of $3.84 to investors. On February 23, 1999, we issued an aggregate of 2,703,675 shares of common stock at a per share price of $1.49 to investors. In March 1999, we issued an aggregate of 2,588,215 shares of Series B preferred stock at a per share price of $4.25 to investors. Immediately prior to the closing of this offering, each share of Series A preferred stock will convert into 2.84463 shares of our common stock, and each share of Series B preferred stock will convert into 2.25 shares of our common stock. Each of these financing transactions involved the issuance and sale of securities to certain of our directors, principal shareholders or affiliated entities, as detailed in the following table:

                                      SERIES A                SERIES B    TOTAL SHARES
                                      PREFERRED    COMMON     PREFERRED        AS           TOTAL
              INVESTOR                  STOCK       STOCK       STOCK      CONVERTED     AMOUNT PAID
              --------                ---------   ---------   ---------   ------------   -----------
Salah M. Hassanein and Todd-AO
  Corporation.......................         --     336,825          --      336,825     $  499,998
Raymond J. Lane.....................     65,104                  58,823      317,549        499,997
Funds affiliated with InSight
  Capital Partners..................    474,332          --     428,572    2,313,586      3,642,867
Norwest Venture Partners VI, L.P....  1,261,503          --   1,139,805    6,153,071      9,688,343
Funds affiliated with Storie
  Partners..........................         --   2,020,958          --    2,020,958      2,999,998

     Mr. Hassanein, a director of STC, is affiliated with Todd-AO Corporation, a shareholder of STC. Mr. Lane is a director of STC. Mr. Murdock, a director of STC, is a partner of InSight Capital Partners. Mr. George J. Still, a director of STC, is a partner in Norwest Venture Partners and Mr. Steven A. Ledger, a director of STC, is a partner in Storie Partners. See "Principal Shareholders" for more detail on shares held by these investors.

     We have also granted options to our executive officers. See
"Management -- Option Grants."

OTHER AGREEMENTS WITH INSIDERS

     We are a party to a lease for a building in Arcadia, California half of which is owned by the Demetriades Family Trust dated December 20, 1983, a majority interest of which is owned by Sterge Demetriades, one of our directors, and his wife. The other half of the building is owned by another trust, The 150
E. Foothill Trust dated December 20, 1983, of which James T. Demetriades, our Chairman, President and Chief Executive Officer is one of the beneficiaries. During the previous three fiscal years, we have paid rent in the aggregate amount of $262,000 under this lease. The lease expires in December 2002.

     We have paid the premiums on certain life insurance policies for the benefit of James T. Demetriades. Total premiums paid as of January 31, 2000 were $256,384. This amount is classified as a related party receivable on our consolidated balance sheet. STC has been named as a beneficiary on such policies up to the amount of the cash value of the policy, which was approximately $297,000 as of January 31, 2000.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2000 with respect to:

     - each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of common stock;

     - each of our directors;

     - each of our Named Executive Officers; and

     - all directors and executive officers as a group.

     The address for each listed director and officer is c/o STC, 404 East Huntington Avenue, Monrovia, California 91016. Except as otherwise indicated in the footnotes to the table, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned by such shareholders, subject to community property laws where applicable.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The number of shares of common stock outstanding after this offering includes shares of common stock being offered and does not include the shares that are subject to the underwriters' over-allotment option. The percentage of common stock outstanding as of January 31, 2000 is based on 60,764,745 shares of common stock outstanding on that date.

                                                                              PERCENTAGE OF SHARES
                                                               NUMBER OF       BENEFICIALLY OWNED
                                                                 SHARES       --------------------
                                                              BENEFICIALLY     BEFORE      AFTER
                  NAME OF BENEFICIAL OWNER                       OWNED        OFFERING    OFFERING
                  ------------------------                    ------------    --------    --------
James T. Demetriades(1).....................................   30,416,979       49.7%           %
Norwest Venture Partners VI, L.P.(2)........................    7,272,446       12.0
  George J. Still
  245 Lytton Avenue, Suite 250
  Palo Alto, California 94301
Storie Partners, L.P.(3)....................................    5,239,007        8.6
  Steven A. Ledger
  100 Pine Street, Suite 2700
  San Francisco, California 94111
InSight Capital Partners(4).................................    2,397,961        3.9
  Jerry F. Murdock
  122 E. 42nd Street, Suite 2300
  New York, New York 10168
Sterge T. Demetriades(5)....................................    1,192,986        2.0
Andersen Consulting LLP(6)..................................    1,044,597        1.7
  Jack L. Wilson
  1661 Page Mill Road
  Palo Alto, CA 94304
Salah M. Hassanein(7).......................................      937,143        1.5
Raymond J. Lane(8)..........................................      686,924        1.1
Paul J. Hoffman(9)..........................................      225,000          *
Rangaswamy Srihari(10)......................................      157,500          *
Kathleen Mitchell(11).......................................       45,000          *
Richard L. deNey............................................           --          *
Stephen Edwards.............................................           --          *
All directors and officers as a group (13 persons)..........   49,615,542       79.0

-------------------------
  *  less than 1% of the outstanding shares of common stock.

 (1) Includes 450,000 shares issuable upon exercise of options which are exercisable within 60 days of January 31, 2000. Also represents 29,966,979 shares held by the James T. Demetriades Family Trust UTD dated March 15, 1996, of which Mr. James T. Demetriades is trustee and has voting and dispositive power over.

 (2) Includes 84,375 shares issuable upon the exercise of options which are exercisable within 60 days of January 31, 2000. Also represents 7,188,071 shares held by Norwest Venture Partners VI, L.P.

 (3) Includes 123,750 shares issuable upon the exercise of options which are exercisable within 60 days of January 31, 2000. Also represents 5,115,257 shares held by Storie Partners, L.P.

 (4) Includes 84,375 shares issuable upon the exercise of options which are exercisable within 60 days of January 31, 2000. Also represents 2,313,586 shares held by InSight Capital Partners.

 (5) Includes 123,750 shares issuable upon the exercise of options which are exercisable within 60 days of January 31, 2000. Also represents 1,069,236 shares held by the Demetriades Family Trust UTD dated December 20, 1930, of which Mr. Sterge T. Demetriades is trustee and has voting and dispositive power over.

 (6) Includes 409,500 shares issuable upon the exercise of warrants which are exercisable within 60 days of January 31, 2000.

 (7) Includes 123,750 shares issuable upon the exercise of options which are exercisable within 60 days of January 31, 2000. Also represents 338,634 shares held by Mr. Hassanein, and 474,761 shares held by the Todd-AO Corporation, of which Mr. Hassanein is President and Chief Executive Officer.

 (8) Includes 219,375 shares issuable upon the exercise of options which are exercisable within 60 days of January 31, 2000.

 (9) Includes 225,000 shares issuable upon the exercise of options which are exercisable within 60 days of January 31, 2000.

(10) Includes 157,500 shares issuable upon the exercise of options which are exercisable within 60 days of January 31, 2000.

(11) Includes 45,000 shares issuable upon the exercise of options which are exercisable within 60 days of January 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     Our restated articles of incorporation, which will be filed prior to the closing of this offering, authorize the issuance of up to 200,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock, the rights and preferences of which may be established by our board of directors. As of January 31, 2000, after giving effect to the conversion of all outstanding shares of Series A and B preferred stock prior to the closing of this offering, 60,764,745 shares of common stock were issued and outstanding and held by approximately 200 shareholders.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, the board of directors will be authorized, absent any limitations prescribed by law, without shareholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each of the series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. An issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Set forth below is a summary of the registration rights of the holders of our Series A preferred stock and Series B preferred stock:

     Demand Registrations. At any time on or after six months following the closing date of the initial public offering of our common stock, the holders of registration rights may request us to register shares of common stock having a gross offering price of at least $15.0 million subject to our right, upon advice of our underwriters, to reduce the number of shares proposed to be registered. We will be obligated to effect only two registrations pursuant to such a request by holders of registration rights. If shares requested to be included in a registration must be excluded due to limitations on the number of shares to be registered on behalf of the selling shareholders pursuant to the underwriters' advice, the shares registered on behalf of the selling shareholders will be allocated among all holders of shares with rights to be included in the registration on the basis of the number of shares with such rights held by such shareholders.

     Piggyback Registration Rights. The holders who have registration rights have unlimited rights to request that shares be included in any company-initiated registration of common stock other than registrations of employee benefit plans or business combinations subject to Rule 145 under the Securities Act. In our registration subsequent to this offering, the underwriters may, for marketing reasons, limit the shares requested to be registered on behalf of all shareholders having the right to request inclusion in such registration.

     Form S-3 Registrations. After we have qualified for registration on Form S-3 which will not be available until at least 12 months after we become a publicly reporting company, holders of registration rights may request in writing that we effect an unlimited number of registrations of such shares on Form S-3 provided that the gross offering price of the shares to be so registered in each such registration exceeds $5.0 million. If such registration is to be an underwritten public offering, the underwriters may reduce for marketing reasons the number of shares to be registered on behalf of all shareholders having the right to request inclusion in such registration. We are not obligated to effect a registration on Form S-3 prior to expiration of twelve months following effectiveness of the most recent registration requested by the holders.

     Future Grants of Registration Rights. We cannot grant further piggyback registration rights without the prior written consent of current shareholders owning at least a majority of the then outstanding registrable securities, including grants to any holder or prospective holder of any registration rights which would be on equal or more favorable terms than the existing piggyback registration rights.

     Transferability. The registration rights are transferable upon notice by the holder to us of the transfer, provided that the transferee or assignee is not deemed by the board of directors to be a competitor of ours and assumes the rights and obligations of the transferor for such shares.

     Termination. The registration rights will terminate on the first to occur of five years after the date of our initial public offering or the date on which the holder may sell the shares pursuant to Rule 144, provided that the aggregate of the shares held by the holder represent less than 1% of our then outstanding equity securities.

WARRANTS

     In connection with a loan and security agreement with Greyrock Capital, we issued to Greyrock a warrant to purchase up to 262,500 shares of common stock at an exercise price of $1.89 per share. The warrant expires in October 2004 and is fully exercisable.

     In connection with our alliance with Andersen Consulting, we issued to Andersen Consulting a warrant to purchase up to 1,200,000 shares of common stock at an exercise price of $5.33 per share. The warrant expires in November 2003 and became exercisable as to 409,500 shares as of January 31, 2000. The warrant generally vests and becomes exercisable as to the remaining shares as new customer generation and other milestones are completed by Andersen Consulting. The warrant contains a significant economic disincentive for nonperformance.

     In connection with our alliance with EDS, we issued to EDS a warrant to purchase up to 1,200,000 shares of common stock at an exercise price of $6.67 per share. The warrant expires in July 2002 and is not yet exercisable. The warrant generally vests and becomes exercisable as to the shares as EDS completes new customer generation milestones that result in a signed license between STC and the new customer within an agreed upon schedule. The warrant contains a significant economic disincentive for nonperformance.

     All of the outstanding warrants may be net exercised by applying the value of a portion of the warrant, which is equal to the number of shares issuable under the warrant being exercised multiplied by the fair market value of the security receivable upon exercise of the warrant, less the per share exercise price, in lieu of payment of the exercise price per share.

ANTI-TAKEOVER PROVISIONS

     Provisions of California law and our restated articles of incorporation and bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

     Our restated articles of incorporation and bylaws:

     - do not provide for the right of shareholders to act by written consent without a meeting;

     - do not provide for cumulative voting in the election of directors;

     - permit the board of directors to issue preferred stock with voting or other rights without further shareholder action; and

     - permit the board of directors to fill any vacancy on the board of directors, including vacancies caused by removal.

These provisions, which require the vote of shareholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C. The transfer agent's address and telephone number is 235 Montgomery Street, 23rd Floor, San Francisco, California 94104 and (415) 743-1423.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse or are released could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

     Upon completion of the offering, we will have                outstanding
shares of common stock. Of these shares, the                shares sold in the
offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% shareholders.

     The remaining                shares outstanding are "restricted securities"
within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

     Our directors, officers and substantially all our shareholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived by Morgan Stanley & Co. Incorporated. Taking into account the lock-up agreements, and assuming Morgan Stanley & Co. Incorporated does not release shareholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

     - beginning on the date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market.

     - beginning 180 days after the date of this prospectus, an additional shares will be freely tradeable pursuant to Rule 144(k),
       and an additional                shares will be eligible for sale subject
       to volume limitations, as explained below, pursuant to Rules 144 and 701.

     In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding
       which will equal approximately                shares immediately after
       the offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate and any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

     In addition, we intend to file a registration statement on Form S-8 under the Securities Act within 90 days following the date of this prospectus to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under the 1998 Stock Plan, the 1997 Stock Plan, the 2000 Employee Stock Purchase Plan or any other benefit plan after the effectiveness of the registration statement will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of January 31, 2000, there were outstanding options for the purchase of
approximately                shares of common stock, of which options to
purchase approximately                shares were vested and exercisable.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation and are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Donaldson, Lufkin & Jenrette Securities Corporation.........

                                                              --------
  Total.....................................................
                                                              ========

     The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of the shares are taken.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number located next to that underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to public would be
$          , the total underwriters' discounts and commissions would be
$          , and the total proceeds to us would be $          .

     At our request, the underwriters expect to reserve for sale at the initial
public offering price up to                shares offered in this prospectus for
our directors, officers, employees and business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

     We, the directors, officers and substantially all of our other shareholders, and substantially all individuals holding options to acquire shares of our common stock that will be vested within the 180-day period after the date of this prospectus, have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether the shares or any of those securities are then owned by that person or are later acquired directly from us; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - the sale of shares to the underwriters under the underwriting agreement;

     - the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

     - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

     - gifts and transfers by will or intestacy, provided that the transferee agrees in writing to be bound by the restrictions described above;

     - transfers to members, partners, affiliates or immediate family or transfers to a trust for the benefit of the transferor or the transferor's immediate family, provided the transferee agrees in writing to be bound by the restrictions described above; and

     - issuances of shares of common stock or options to purchase shares of common stock under our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     We have submitted an application to have our common stock approved for quotation on the Nasdaq National Market under the symbol "STCS."

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our record of operations, our current financial position and future prospects, the experience of our management, sales, earnings and certain of our other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Cooley Godward LLP, Palo Alto, California, will pass upon certain legal matters in connection with this offering for the underwriters. As of the date of this prospectus, members of Wilson Sonsini Goodrich & Rosati, P.C. and an investment partnership composed of current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, P.C. beneficially owned an aggregate of 128,264 shares of common stock. Jeffrey D. Saper, a member of Wilson Sonsini Goodrich & Rosati, P.C., serves as the Secretary of STC.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to STC and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

     The reports and other information we file with the SEC can be inspected and copied at the public reference facilities that the SEC maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available the reports and other information we have filed with the SEC.

                       SOFTWARE TECHNOLOGIES CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Shareholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Software Technologies Corporation and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Software Technologies Corporation and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Software Technologies Corporation and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Woodland Hills, California
February 11, 2000, except for Note 10, as to which the date is February   ,
2000.

The foregoing report is in the form that will be signed upon completion of the restatement of capital accounts described in Note 10 to the consolidated financial statements.

                                          /s/  ERNST & YOUNG LLP

Woodland Hills, California
February 17, 2000

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                       PRO FORMA
                                                            DECEMBER 31,             SHAREHOLDERS'
                                                      ------------------------     EQUITY (DEFICIT)
                                                         1998          1999        DECEMBER 31, 1999
                                                      ----------    ----------    -------------------
                                                                                      (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
ASSETS:
  Current assets:
     Cash and cash equivalents......................   $  3,255      $  1,572
     Accounts receivable, net of allowances of $391
       and $1,055 at December 31, 1998 and 1999,
       respectively.................................     13,473        18,522
     Prepaid expenses and other current assets......        456         1,581
                                                       --------      --------
          Total current assets......................     17,184        21,675
  Property and equipment, net.......................      4,794         7,206
  Related party receivable..........................        214           256
  Other assets......................................        665           715
                                                       --------      --------
          Total assets..............................   $ 22,857      $ 29,852
                                                       ========      ========
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
  SHAREHOLDERS' EQUITY (DEFICIT):
  Current liabilities:
     Bank line of credit............................   $  3,235      $  3,361
     Accounts payable...............................      3,742         4,994
     Compensation and related expenses..............      2,714         3,781
     Other accrued expenses.........................      2,567         1,102
     Deferred revenue...............................      6,122        10,354
                                                       --------      --------
          Total current liabilities.................     18,380        23,592
  Note payable and other obligation.................        367        10,000
  Commitments and contingencies
  Redeemable convertible preferred stock, no par
     value -- 10,000,000 shares authorized;
     2,864,583 and 5,452,798 shares issued and
     outstanding as of December 31, 1998 and 1999
     respectively; aggregate liquidation preference
     of $22,000 at December 31, 1999, pro
     forma -- no shares issued and outstanding......     11,445        24,681           $     --
  SHAREHOLDERS' EQUITY (DEFICIT):
     Preferred stock, no par value -- 10,000,000
       shares authorized; no shares issued and
       outstanding as of December 31, 1998 and 1999;
       pro forma -- no shares issued and
       outstanding..................................         --            --                 --
     Common stock, no par value -- 200,000,000
       shares authorized; 43,754,765 and 46,531,377
       issued and outstanding as of December 31,
       1998 and 1999, respectively; pro
       forma -- 60,503,539 shares issued and
       outstanding..................................      6,766        19,164             43,845
     Deferred stock compensation....................         --        (5,078)            (5,078)
     Accumulated other comprehensive loss...........        (52)         (237)              (237)
     Accumulated deficit............................    (14,049)      (42,270)           (42,270)
                                                       --------      --------           --------
          Total shareholders' equity (deficit)......     (7,335)      (28,421)          $ (3,740)
                                                       --------      --------           ========
          Total liabilities, redeemable convertible
            preferred stock and shareholders' equity
            (deficit)...............................   $ 22,857      $ 29,852
                                                       ========      ========

   The accompanying notes are an integral part of these financial statements.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                            1997          1998          1999
                                                          ---------    ----------    ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  License...............................................   $10,911      $ 18,142      $ 24,051
  Services..............................................    10,149        10,853        20,268
  Maintenance...........................................     2,919         5,142         9,055
  Other.................................................     2,720         3,324         1,797
                                                           -------      --------      --------
          Total revenues................................    26,699        37,461        55,171
Cost of revenues:
  License...............................................       229           959           690
  Services..............................................     6,727        11,269        20,904
  Maintenance...........................................       366           587         2,368
  Other.................................................     2,200         1,907         1,219
                                                           -------      --------      --------
          Total cost of revenues........................     9,522        14,722        25,181
                                                           -------      --------      --------
  Gross profit..........................................    17,177        22,739        29,990
                                                           -------      --------      --------
Operating expenses:
  Research and development..............................     4,242         8,496        11,990
  Sales and marketing...................................     6,849        16,273        28,652
  General and administrative............................     5,307         9,229        12,176
  Amortization of alliance warrants.....................        --            --           814
  Amortization of stock-based compensation..............        --            --         1,654
                                                           -------      --------      --------
          Total operating expenses......................    16,398        33,998        55,286
                                                           -------      --------      --------
Income (loss) from operations...........................       779       (11,259)      (25,296)
Interest and other income...............................        14           217           165
Interest expense........................................      (277)         (201)         (680)
                                                           -------      --------      --------
Income (loss) before provision for income taxes.........       516       (11,243)      (25,811)
Provision for income taxes..............................        10            --            --
                                                           -------      --------      --------
Net income (loss).......................................       506       (11,243)      (25,811)
                                                           -------      --------      --------
Accretion on preferred stock............................        --           686         2,410
                                                           -------      --------      --------
Net income (loss) available to common shareholders......   $   506      $(11,929)     $(28,221)
                                                           =======      ========      ========
Basic and diluted net income (loss) per share...........   $  0.01      $  (0.27)     $  (0.61)
                                                           =======      ========      ========
Number of shares used in computing basic and diluted net
  income (loss) per share...............................    42,801        43,748        45,954
                                                           =======      ========      ========
Pro forma basic and diluted net loss per share
  (unaudited)...........................................                              $  (0.44)
                                                                                      ========
Pro forma basic and diluted weighted average shares
  (unaudited)...........................................                                58,470
                                                                                      ========

   The accompanying notes are an integral part of these financial statements.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                ACCUMULATED
                                                                                   OTHER
                                               COMMON STOCK       DEFERRED     COMPREHENSIVE                      TOTAL
                                             ----------------      STOCK          INCOME       ACCUMULATED    SHAREHOLDERS'
                                             SHARES   AMOUNT    COMPENSATION      (LOSS)         DEFICIT     EQUITY(DEFICIT)
                                             ------   -------   ------------   -------------   -----------   ----------------
Balance as of January 1, 1997..............  42,179   $7,699      $    --          $  --        $ (2,626)        $  5,073
  Components of comprehensive income
    Net income.............................      --       --           --             --             506              506
    Foreign currency translation
      adjustment...........................      --       --           --           (104)             --             (104)
                                                                                                                 --------
        Total comprehensive income.........                                                                           402
  Issuance of common stock.................   3,087    1,647                          --              --            1,647
  Repurchase of common stock...............  (1,539)  (2,702)          --             --              --           (2,702)
  Issuance of common stock pursuant to
    employee stock option plan.............      15        3           --             --              --                3
  Issuance of stock options................      --       35           --             --              --               35
                                             ------   -------     -------          -----        --------         --------
Balance as of December 31, 1997............  43,742    6,682           --           (104)         (2,120)           4,458
  Components of comprehensive loss
    Net loss...............................      --       --           --             --         (11,243)         (11,243)
    Foreign currency translation
      adjustment...........................      --       --           --             52              --               52
                                                                                                                 --------
        Total comprehensive loss...........                                                                       (11,191)
  Accretion on preferred stock.............      --       --           --             --            (686)            (686)
  Issuance of common stock pursuant to
    employee stock option plan.............      13       16           --             --              --               16
  Issuance of stock options................      --       68           --             --              --               68
                                             ------   -------     -------          -----        --------         --------
Balance as of December 31, 1998............  43,755    6,766           --            (52)        (14,049)          (7,335)
  Components of comprehensive loss
    Net loss...............................      --       --           --             --         (25,811)         (25,811)
    Foreign currency translation
      adjustment...........................      --       --           --           (185)             --             (185)
                                                                                                                 --------
        Total comprehensive loss...........                                                                       (25,996)
  Issuance of common stock.................   2,703    4,074           --             --              --            4,074
  Issuance of common stock warrants........      --    3,944       (3,256)            --              --              688
  Amortization of common stock warrants....      --       --          814             --              --              814
  Deferred stock compensation related to
    stock options..........................      --    4,290       (4,290)            --              --               --
  Amortization of deferred stock
    compensation...........................      --       --        1,654             --              --            1,654
  Accretion on preferred stock.............      --       --           --             --          (2,410)          (2,410)
  Issuance of common stock pursuant to
    employee stock option plan.............      73       90           --             --              --               90
                                             ------   -------     -------          -----        --------         --------
Balance as of December 31, 1999............  46,531   $19,164     $(5,078)         $(237)       $(42,270)        $(28,421)
                                             ======   =======     =======          =====        ========         ========

   The accompanying notes are an integral part of these financial statements.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------   --------   --------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................  $   506   $(11,243)  $(25,811)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization..........................      921      1,121      1,863
     Provision for doubtful accounts receivable.............      221        416        685
     Amortization of alliance warrants......................       --         --        814
     Amortization of stock based compensation...............       --         --      1,654
  Changes in assets and liabilities:
     Accounts receivable....................................   (4,403)    (2,747)    (5,734)
     Prepaid expenses and other current assets..............      417       (292)      (437)
     Accounts payable.......................................     (133)     2,038      1,252
     Other accrued expenses.................................      768      3,017       (398)
     Deferred revenue.......................................    1,684      1,707      4,232
                                                              -------   --------   --------
Net cash used in operating activities.......................      (19)    (5,983)   (21,880)
                                                              -------   --------   --------
Cash flows from investing activities:
  Purchases of property and equipment.......................   (1,683)    (2,991)    (4,275)
  Other.....................................................     (233)      (340)       (92)
                                                              -------   --------   --------
Net cash used in investing activities.......................   (1,916)    (3,331)    (4,367)
                                                              -------   --------   --------
Cash flows from financing activities:
  Net borrowings under bank line of credit..................       36      1,535        126
  Proceeds from issuance of redeemable convertible preferred
     stock, net.............................................       --     10,759     10,826
  Proceeds from issuance of common stock, net...............    1,647         --      4,074
  Proceeds from issuance of common stock pursuant to stock
     option plan............................................       38         84         90
  Repurchase of common stock................................   (2,702)        --         --
  Proceeds from notes payable, net..........................      767         --      9,781
  Payments on notes payable and other obligations...........     (584)      (611)      (148)
                                                              -------   --------   --------
Net cash provided by (used in) financing activities.........     (798)    11,767     24,749
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (104)        52       (185)
                                                              -------   --------   --------
Net increase (decrease) in cash and cash equivalents........   (2,837)     2,505     (1,683)
Cash and cash equivalents at beginning of year..............    3,587        750      3,255
                                                              -------   --------   --------
Cash and cash equivalents at end of year....................  $   750   $  3,255   $  1,572
                                                              =======   ========   ========
Supplemental cash flow disclosure:
  Income taxes paid.........................................  $    --   $     30   $     --
  Interest paid.............................................  $   277   $    201   $    530

   The accompanying notes are an integral part of these financial statements.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company

     Software Technologies Corporation ("STC" or the "Company") provides a comprehensive solution for e-Business application integration, enabling the seamless flow of information across all systems, applications and enterprises on a global basis. The Company provides this solution to its customers primarily by license of its software and also by offering software implementation and consulting services. The Company was founded in 1989 and sold its first product and services in 1991. In November 1999, the Company launched the fourth generation of its product, e*Gate 4.0, and concurrently renamed its product line, previously called DataGate, to e*Gate.

     The Company's operations are subject to certain risks and uncertainties, including rapid technological changes, success of the Company's product marketing and product distribution strategies, the need to manage growth, the need to retain key personnel and protect intellectual property, and the availability of additional capital financing on terms acceptable to the Company.

     Liquidity and Financing Considerations

     The Company incurred operating losses for the years ended December 31, 1998 and 1999, and as of December 31, 1999, the Company had an accumulated deficit of $42.3 million and its current liabilities exceeded its current assets by approximately $1.9 million. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or to obtain additional funding through public or private debt or equity financing. The Company is currently preparing for an initial public offering of its common stock. In the opinion of management, alternative financing from new or existing investors will be available to the Company if the initial public offering is delayed or cancelled. However, there is no assurance the Company will be able to obtain future financing on terms acceptable to the Company, or at all. Management believes that they can delay anticipated increases in the Company's operating costs such that available cash resources would be sufficient to fund ongoing operations for the next year if additional financing could not be obtained.

     Basis of Presentation

     The consolidated financial statements include the accounts of STC and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation. Certain reclassifications have been made to the 1997 and 1998 information to conform to the 1999 presentation.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, certain accrued liabilities and estimates of future cash flows developed to determine whether conditions of impairment are present.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

     Concentration of Credit Risk

     Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of temporary cash investments and accounts receivable. The Company places its temporary cash investments with financial institutions. The Company's accounts receivable are derived from revenues earned from customers located primarily in the United States, Europe, Australia and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Credit losses have historically been within management's expectations. The Company generally does not require collateral or other security from its customers.

     Fair Value of Financial Instruments

     The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of December 31, 1998 and 1999, the Company's short-term line of credit and long-term debt had variable interest rates and, accordingly, the Company believes the carrying value of the short-term line of credit and long-term debt approximates its fair value.

     Software Development Costs

     Costs related to the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility of the product has been established, at which time such costs are capitalized, subject to expected recoverability. To date, the Company has not capitalized any development costs related to its software products since the time period between technological feasibility and general release of a product is not significant and related costs incurred during that time period have not been material.

     For software developed for internal use, certain qualifying costs incurred in the application development stage are capitalized and amortized over a period of three years.

     Revenue Recognition

     In October 1997, the American Institute of Certified Public Accountants, the "AICPA", issued Statement of Position ("SOP 97-2"), Software Revenue Recognition. SOP 97-2 became effective for fiscal years beginning after December 15, 1997 and was adopted by the Company as of January 1, 1998. In December 1998, the AICPA issued SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." The SOP amends certain provisions of SOP 97-2. The provisions of SOP 98-9 were adopted by the Company effective as of January 1, 1999.

     The adoption of these statements, as amended, did not have a material impact on the Company's operating results, financial position or cash flows.

     License revenues consist primarily of revenue earned under software license agreements. License revenue is generally recognized when an agreement has been signed by both parties, the fees are fixed or determinable, collection of the fees is probable, delivery of the product has occurred and no other significant obligations remain.

     Revenues from services are comprised of consulting and implementation services and training. Consulting revenues are generally sold on a time-and-materials basis or a fixed fee basis. Revenues for services are recognized as the services are performed. Training services are sold on a per student basis and are recognized as classes are attended.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

     Maintenance revenues consist primarily of fees for providing unspecified software upgrades on a when-and-if available basis and technical support over a specified term, which is typically twelve months. Maintenance revenues are typically paid in advance and are recognized on a straight-line basis over the term of the contract.

     If services and maintenance are included in an arrangement that includes a license agreement, amounts related to the services and maintenance are allocated based on vendor-specific objective evidence of the fair value of the element. If an element of a license agreement has not been delivered, revenue for that element is deferred. Vendor-specific objective evidence of fair value of an element is based on the price charged when such element is sold separately. If vendor-specific objective evidence of fair value does not exist, all revenue is deferred until sufficient objective evidence exists or all elements have been delivered.

     Prior to January 1, 1998, the Company recognized revenue in accordance with the provisions of the AICPA's SOP 91-1, "Software Revenue Recognition."

     Net Loss Per Share

     Basic and diluted net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded all redeemable convertible preferred stock, warrants and outstanding stock options from the calculation of diluted net income (loss) per share because all such securities are antidilutive for all periods presented.

     Pro Forma Net Loss Per Share (Unaudited)

     Pro forma net loss per share for the year ended December 31, 1999 was computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's redeemable convertible preferred stock into shares of common stock effective upon the closing of the Offering, as if such conversion occurred on January 1, 1999 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of 12,516,000 shares for the year ended December 31, 1999. The pro forma effects of these transactions are unaudited and have been reflected in the pro forma loss per share information in the accompanying Statement of Operations for the year ended December 31, 1999.

     Income Taxes

     The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.

     Long-lived Assets

     The Company reviews for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at the lowest level at which undiscounted net cash flows can be attributable to long-lived assets.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

     Comprehensive Income (Loss)

     The Company accounts for comprehensive income (loss) using Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined therein, refers to revenues, expenses, gains and losses that are not included in net income (loss) but rather are recorded directly in shareholders' equity (deficit).

     Foreign Currency Translation

     The functional currency for the Company's foreign operations is the local currency. Foreign currency financial statements are converted into United States dollars by translating asset and liability accounts at the current exchange rate at year-end and statement of operations accounts at the average exchange rate for the year, with the resulting translation adjustment reflected in accumulated other comprehensive income (loss) in shareholders' equity (deficit).

     Stock-based Compensation

     The Company accounts for its stock-based compensation arrangements in accordance with the provisions of SFAS No. 123 "Accounting for Stock Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     Pro Forma Shareholders Equity (Deficit) (unaudited)

     Effective upon the closing of the Company's initial public offering, the outstanding shares of the Company's Redeemable Convertible Preferred Stock will automatically convert into approximately 13,972,162 shares of Common Stock. The pro forma effects of this conversion are unaudited and have been reflected in the accompanying pro forma shareholders' equity (deficit) section of the accompanying balance sheet as of December 31, 1999.

     Recently Issued Accounting Pronouncements

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect the adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows. In July 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" was issued. We will be required to adopt SFAS No. 133 in 2000.

NOTE 2. PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Property and equipment purchased under capital leases are recorded at cost (based on the present value of minimum lease payments discounted at the

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES contractual interest rate). Depreciation is computed using the straight-line method over the shorter of the estimated useful lives or the lease term of the assets: computer equipment, three years; office furniture and equipment, five years; leasehold improvements, through the lesser of useful life or life of the lease. Property and equipment, stated at cost, was as follows (amounts in thousands):

                                                                    AS OF
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Computer equipment (hardware and software)..................  $ 6,869    $ 8,530
Office furniture and equipment..............................      623      1,785
Leasehold improvements......................................      689        846
                                                              -------    -------
Total cost of property and equipment........................    8,181     11,161
Less accumulated depreciation and amortization..............   (3,387)    (3,955)
                                                              -------    -------
Property and equipment, net.................................  $ 4,794    $ 7,206
                                                              =======    =======

     Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 was $921,000, $1,121,000 and $1,863,000, respectively.

NOTE 3. OPERATIONS BY REPORTABLE SEGMENTS AND GEOGRAPHIC AREA

     The Company has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis similar to the consolidated financial statements. Therefore, the Company has concluded that it operates primarily in one industry segment and, accordingly, has provided enterprise-wide disclosures.

     The Company maintains operations in North America and six international territories in Europe and the Pacific Rim: United Kingdom, Germany, France, Belgium, Australia and Japan. Information about the Company's operations in North America and international territories for the years ended December 31, 1997, 1998 and 1999 is presented below.

     Revenues by geographic area were as follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                    -----------------------------
                                                     1997       1998       1999
                                                    -------    -------    -------
Revenues:
  North America...................................  $22,700    $29,858    $40,223
  Europe..........................................    3,084      6,613     12,406
  Pacific Rim.....................................      915        990      2,542
                                                    -------    -------    -------
          Total revenues..........................  $26,699    $37,461    $55,171
                                                    =======    =======    =======

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                                                              DECEMBER 31,
                                                       --------------------------
                                                        1997      1998      1999
                                                       ------    ------    ------
Long-lived assets:
  North America......................................  $3,106    $4,740    $6,806
  Europe.............................................     328       896     1,234
  Pacific Rim........................................      30        37       137
                                                       ------    ------    ------
          Total operating income (loss)..............  $3,464    $5,673    $8,177
                                                       ======    ======    ======

     No single customer accounted for more than 10% of the Company's revenues during the years ended December 31, 1998 and 1999. One customer accounted for 11.3% of the Company's revenues for the year ended December 31, 1997.

NOTE 4. COMPUTATION OF NET INCOME (LOSS) PER SHARE

     The following table sets forth the computations of basic and diluted net income (loss) per share for the years indicated (in thousands, except per share data):

                                                      YEAR ENDED DECEMBER 31,
                                                  -------------------------------
                                                   1997        1998        1999
                                                  -------    --------    --------
Numerator:
  Net income (loss).............................  $   506    $(11,243)   $(25,811)
     Accretion on preferred stock...............       --         686       2,410
                                                  -------    --------    --------
     Net income (loss) available to common
       stockholders.............................  $   506    $(11,929)   $(28,221)
                                                  =======    ========    ========
Denominator:
  Denominator for basic and diluted net income
     (loss) per share -- weighted average shares
     outstanding................................   42,801      43,748      45,954
                                                  -------    --------    --------
  Basic and diluted net income (loss) per
     share......................................  $  0.01    $  (0.27)   $  (0.61)
                                                  =======    ========    ========

     Options to purchase 4,753,166, 7,993,841 and 12,525,921 shares of common stock were outstanding as of December 31, 1997, 1998 and 1999, respectively, but were not included in the calculations of diluted net income (loss) per share because their effect would be antidilutive. Redeemable convertible preferred stock was not included in the calculations of diluted net loss per share in 1998 and 1999 because its effect would be antidilutive. Common stock warrants were not included in the calculations of diluted net loss per share because their effect would be antidilutive.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

NOTE 5. INCOME TAXES

     The provision for income taxes for the year ended December 31, 1997 consisted of foreign taxes payable. The items accounting for the difference between income taxes computed at the U.S. federal statutory income tax rate and the income tax provisions for each of the years presented were as follows:

                                                             1997    1998    1999
                                                             ----    ----    ----
Statutory federal income tax rate..........................   34%    (34)%   (34)%
  Valuation allowance......................................  (43)     40      39
  Other....................................................   10      (6)     (5)
                                                             ---     ---     ---
Income tax provision.......................................    1%     --%     --%
                                                             ===     ===     ===

     Significant components of the Company's deferred tax liabilities and assets at December 31 were as follows (amounts in thousands):

                                                              1998        1999
                                                             -------    --------
Deferred tax liabilities:
  Tax over book depreciation...............................  $  (180)   $   (255)
                                                             -------    --------
          Total deferred tax liabilities...................     (180)       (255)
Deferred tax assets:
  Net operating loss carryforwards (foreign and
     domestic).............................................    4,296      11,784
  Accrued liabilities and deferred revenue.................      258         791
  Allowance for doubtful accounts..........................      115         337
  Tax credits..............................................      692       1,423
  Miscellaneous............................................       49         397
                                                             -------    --------
          Total deferred tax assets........................    5,410      14,732
Valuation allowance........................................   (5,230)    (14,477)
                                                             -------    --------
Net deferred taxes.........................................  $    --    $     --
                                                             =======    ========

     Due to the uncertainty surrounding the realization of its deferred tax assets as of December 31, 1998 and 1999, the Company has provided a valuation allowance on its net deferred tax assets of $5,230,000 and $14,477,000, respectively.

     As of December 31, 1999, the Company had net operating loss carryforwards for federal and state purposes of $24,847,000 and $10,898,000, respectively, expiring commencing in the year 2018 for federal and 2003 for state. The Company also had federal and state research and development credit carryforwards of $971,000 and $689,000, respectively, expiring in years beginning in 2008. Utilization of net operating loss carryforwards may be subject to substantial limitations due to ownership change and other limitations provided by the Internal Revenue Code and similar state provisions. These limitations may result in the expiration of net operating loss carryforwards before full utilization.

     Income (loss) before provision for income taxes of the Company's foreign operations amounted to $63,000, $(1,194,000) and $(6,388,000), respectively, for the years ended December 31, 1997, 1998 and 1999.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

NOTE 6. COMMITMENTS, CONTINGENCIES AND DEBT

     Bank Line of Credit and Notes Payable

     As of December 31, 1999, the Company had a $10.0 million senior line of credit facility (the "Line") with a lending institution that bears interest at an annual rate of prime plus 2% (payable monthly) and expires on February 1, 2001. As of December 31, 1999, the interest rate was 10.5% and borrowings under the Line totaled approximately $3.4 million. The Line is secured by accounts receivable and certain other assets and is subject to certain borrowing base restrictions. The Line contains no financial covenants, with the exception of restrictions on related party transactions and restrictions on incurring additional debt.

     The Company also has a $10.0 million long-term note payable with the same lending institution. The long-term note payable bears interest at an annual rate of prime plus 2% (10.5% at December 31, 1999), payable monthly, and is due on February 1, 2001.

     Lease Obligations

     The Company leases office facilities, computers and office equipment under noncancelable operating lease agreements with third parties expiring through 2005. The Company also leases, from a related party, a 4,000-square-foot office facility under a noncancelable operating lease agreement expiring in December 2002. The Company also leases certain storage space and computer and office equipment under month-to-month leases.

     Future minimum payments, by year and in the aggregate, on noncancelable operating leases with initial terms of one year or more, consisted of the following at December 31, 1999 (in thousands):

                                                         OPERATING LEASES
                                              ---------------------------------------
                                                 RELATED       NON-RELATED
                                                  PARTY           PARTY        TOTAL
                                              -------------    -----------    -------
Year ended December 31,
  2000......................................      $ 51           $ 4,276      $ 4,327
  2001......................................        51             3,875        3,926
  2002......................................        --             2,767        2,767
  2003......................................        --             1,758        1,758
  2004......................................        --               221          221
  Thereafter................................        --               419          419
                                                  ----           -------      -------
                                                  $102           $13,316      $13,418
                                                  ====           =======      =======

     Total rent expense was $555,000 in 1997, $1,611,000 in 1998 and $4,285,000
in 1999, of which $147,000, $65,000 and $50,000 was paid to related parties in 1997, 1998 and 1999, respectively.

     Legal Proceedings

     The Company is party to routine claims and suits brought against it in the ordinary course of business. In the opinion of management, such routine claims should not have any material adverse effect upon the results of operations, cash flows or the financial position of the Company.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

NOTE 7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     As of December 31, 1999, the Company had 10,000,000 shares of preferred stock authorized. The two classes of preferred stock designated and issued as of December 31, 1998 and December 31, 1999 were as follows:

                                                  SHARES OUTSTANDING AS OF
                                                        DECEMBER 31,
                                      SHARES      ------------------------      CASH CONSIDERATION PER
                       PAR VALUE    DESIGNATED       1998          1999       SHARE RECEIVED ON ISSUANCE
                       ---------    ----------    ----------    ----------    --------------------------
Series A.............   $0.001      2,864,583     2,864,583     2,864,583               $3.84
Series B.............   $0.001      2,637,900            --     2,588,215               $4.25
                                    ---------     ---------     ---------
                                    5,502,483     2,864,583     5,452,798
                                    =========     =========     =========

     In May 1998, the Company issued 2,864,583 shares of Series A preferred stock. In March 1999, the Company issued 2,588,215 shares of Series B preferred stock.

     The following are the characteristics of the Company's Series A Preferred Stock as of December 31, 1998 and 1999 and Series B Preferred Stock as of December 31, 1999:

          (i) To the extent requested by holders of not less than 66% of the then outstanding shares of preferred stock, the Company shall redeem on or after the dates below, and in the amounts specified below, any such shares which were purchased by the shareholders, net of any shares previously redeemed, plus any accrued and unpaid dividends:

                                                                        CUMULATIVE
           MANDATORY REDEMPTION              PERCENTAGE OF SHARES    REDEMPTION AMOUNT
           --------------------              --------------------    -----------------
                                                                      (IN THOUSANDS)
Series A:
  April 2003...............................          33.3%                $ 5,903
  April 2004...............................          50.0                   9,735
  April 2005...............................         100.0                  21,450
Series B:
  March 2004...............................          33.3%                $ 5,903
  March 2005...............................          50.0                   9,735
  March 2006...............................         100.0                  21,450

     The redemption price for the shares of preferred stock to be redeemed on the fifth, sixth and seventh anniversaries of the original issue date for such Preferred Stock shall equal the original issue price for such series of Preferred Stock multiplied by 1.61, 1.77 and 1.95, respectively. For any shares redeemed after the seventh anniversary of the original issue date, the redemption price shall equal the original issue price for such series of preferred stock multiplied by 1.95. The pro rata portion of the redemption price has been accreted to the carrying value of preferred stock through December 31, 1999 using the effective interest method.

          (ii) The Series A and Series B Preferred Stock have a liquidation preference value equal to the original issue price of such stock plus accrued (i.e. dividends declared by the Board of Directors) and unpaid dividends and are senior to all classes of common stock. Each share of Preferred Stock has a number of votes equal to the number of shares of common stock issuable upon conversion. The holders of each series of preferred stock are entitled to receive, when and if declared by the Board of Directors of the Company, noncumulative dividends equal to 6% of the original issue price.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

          (iii) At the option of the holder, each share of Series A and B Preferred Stock may be converted into 2.84463 and 2.25 shares of common stock, respectively.

          (iv) Each share of preferred stock shall automatically be converted into shares of common stock at the effective conversion rate for such series of preferred stock upon the closing of an initial public offering with a price at least equal to the automatic conversion price, as defined, and in which the aggregate gross proceeds received by the Company equal or exceed $20,000,000.

NOTE 8. SHAREHOLDERS' EQUITY (DEFICIT)

     Common Stock

     In February 1999, the Company issued 2,703,675 shares of common stock for net proceeds of approximately $4,074.000. In February 2000, the Company increased its authorized shares of common stock to 200,000,000.

     Option Plans

     In July 1998, the Board of Directors of the Company adopted the 1998 Stock Option Plan (the "Plan"), which replaced the 1997 Stock Option Plan (the "1997 Plan") as to future grants. Under the Plan, the maximum aggregate number of shares of common stock available for the grant of options is 13,815,903 shares, which includes any unused shares reserved for issuance under the 1997 Plan that were not covered by grants prior to the termination of the 1997 Plan. In addition, any forfeited shares pursuant to terms and conditions of the 1997 Plan will also be available under the Plan. Under the Plan, stock options may be granted to employees, directors and consultants of the Company. At December 31, 1999, there were options to purchase 1,247,642 shares of common stock that were available for grant under the Plan.

     The exercise price of options granted under the Plan may not be less than the fair market value of the common stock at the time of grant with respect to incentive stock options and not less than 85% of the fair market value with respect to nonstatutory options. Options granted under the Plan carry a maximum term of 10 years from the date of grant and typically vest and become exercisable at the rate of at least 25% per year from the date of grant.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

     Activity of the Plan for the last three years was as follows:

                                                                 OPTIONS OUTSTANDING
                                                         ------------------------------------
                                                                             WEIGHTED AVERAGE
                                                         NUMBER OF SHARES     EXERCISE PRICE
                                                         ----------------    ----------------
Balance as of January 1, 1997..........................         78,300            $ .03
  Granted..............................................      4,895,969             1.17
  Cancelled............................................       (205,200)            1.15
  Exercised............................................        (15,903)             .22
                                                            ----------
Outstanding as of December 31, 1997....................      4,753,166             1.15
  Granted..............................................      4,654,350             1.37
  Cancelled............................................     (1,400,175)            1.33
  Exercised............................................        (13,500)            1.15
                                                            ----------
Balance as of December 31, 1998........................      7,993,841             1.24
  Granted..............................................      6,901,088             2.59
  Cancelled............................................     (2,296,070)            1.29
  Exercised............................................        (72,938)            1.24
                                                            ----------
Outstanding as of December 31, 1999....................     12,525,921             1.98
                                                            ==========

     Information regarding stock options outstanding as of December 31, 1999 was as follows:

                        OPTIONS OUTSTANDING
-------------------------------------------------------------------          OPTIONS EXERCISABLE
                                    WEIGHTED                          ---------------------------------
                   NUMBER           AVERAGE            WEIGHTED           NUMBER           WEIGHTED
                 OF SHARES         REMAINING       AVERAGE EXERCISE     OF SHARES          AVERAGE
 PRICE RANGE   (IN THOUSANDS)   CONTRACTUAL LIFE        PRICE         (IN THOUSANDS)    EXERCISE PRICE
-------------  --------------   ----------------   ----------------   --------------   ----------------
    $0.03             78              7.44              $0.03                78             $0.03
$1.15 - $1.37      5,867              7.79              $1.27             3,617             $1.23
$1.49 - $1.67      3,656              9.24              $1.65               338             $1.64
$2.67 - $3.33      1,004              9.60              $2.77                --                --
    $4.00          1,266              9.80              $4.00                34             $4.00
    $5.33            657              9.95              $5.33                30             $5.33

     As of December 31, 1997, 1998 and 1999, respectively, 1,363,500, 2,356,500 and 4,096,500 options were exercisable under the Plan.

     In February 2000, the Board of Directors authorized an increase in the number of shares of common stock available for issuance under the Plan of 7,500,000 shares.

     Reserved for Future Issuance

     As of December 31, 1999, the Company had reserved the following shares of authorized but unissued common stock for future issuance:

Preferred stock conversion..................................  13,972,163
Stock option plan...........................................  13,773,562
Common stock warrants.......................................   1,462,500
                                                              ----------
                                                              29,208,225
                                                              ==========

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

     Fair Value Disclosure

     The weighted average exercise prices and fair market value of stock options granted using the minimum value option valuation model were as follows:

                                         1997                 1998                 1999
                                   -----------------    -----------------    -----------------
                                   FAIR     EXERCISE    FAIR     EXERCISE    FAIR     EXERCISE
                                   VALUE     PRICE      VALUE     PRICE      VALUE     PRICE
                                   -----    --------    -----    --------    -----    --------
Exercise price equals market
  value of stock at date of
  grant..........................  $0.29     $1.17      $0.35     $1.37      $0.74     $3.22
Exercise price was less than
  market value of stock at date
  of grant.......................  $  --     $  --      $  --     $  --      $1.10     $2.36

     Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123. Had compensation expense for the years ended December 31, 1997, 1998 and 1999 been determined based on the fair value at the grant dates as prescribed by SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have increased or decreased to the pro forma amounts indicated below (amounts in thousands, except for net income (loss) per share).

                                                              YEARS ENDED DECEMBER 31,
                                                            ----------------------------
                                                            1997      1998        1999
                                                            ----    --------    --------
Net income (loss), as reported............................  $506    $(11,243)   $(25,811)
Pro forma net income (loss)...............................  $ 95    $(11,508)   $(27,097)
Pro forma net income (loss) available to common
  shareholders............................................  $ 95    $(12,194)   $(29,507)
Pro forma basic and diluted net (income) loss per share...  $ --    $  (0.28)   $  (0.50)

     The Company estimated the fair value of options granted in the years ended December 31, 1997, 1998 and 1999 using the minimum value method, which utilizes a near-zero volatility factor. The following weighted average assumptions were used:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                             --------------------
                                                             1997    1998    1999
                                                             ----    ----    ----
Expected life (in years)...................................    5       5       5
Risk-free interest rate....................................  6.0%    6.0%    5.3%
Dividend yield.............................................    0%      0%      0%

     The determination of fair value of options granted after such time as the Company becomes a public entity would include an expected volatility factor, in addition to the factors described above. As a result, the effects on pro forma disclosures of applying SFAS No. 123 may not be representative of the effects on pro forma disclosures in future years.

     Alliance Warrant

     On November 15, 1999, the Company issued a warrant to a strategic alliance partner (the "1999 Alliance Warrant") to purchase 1,200,000 shares of common stock at $5.33 per share. The 1999 Alliance Warrant vests contingently upon the achievement of various milestones, which include the creation of e*Gate market offerings and new customer introductions. The 1999 Alliance Warrant expires on November 15, 2003, and as of December 31, 1999, was vested as to 409,500 shares. The 1999 Alliance

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

Warrant contains a significant economic disincentive for non-performance, and accordingly, the fair value of the 1999 Alliance Warrant was measured at the date of grant in accordance with Emerging Issues Task Force No. 96-18. The 1999 Alliance Warrant was recorded at its fair value of $3,256,000, which was determined using the Black-Scholes pricing model, assuming a risk free rate of 5.3%, a volatility factor of 0.60 and an estimated fair value at the time of grant of $5.33 per common share. Amortization for the 1999 Alliance Warrant was approximately $814,000 for the year ended December 31, 1999.

     Other Warrant

     In October 1999, the Company issued a warrant to a lending institution (the "Lender Warrant") to purchase 262,500 shares of common stock at $1.89 per share. The Lender Warrant vested immediately on the date of the grant and expires in October 2004. The Lender Warrant was recorded at its fair value of $688,000, which was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.3%, a volatility factor of 0.60 and an estimated fair value at the time of grant of $4.00 per common share. Amortization of the Lender Warrant is being recorded ratably, over the term of the associated debt of fifteen months as a charge to interest expense. Amortization expense was approximately $92,000 for the year ended December 31, 1999.

     Deferred Stock-based Compensation

     When the exercise price of an employee stock option is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and amortized to expense in accordance with the aggregation methodology prescribed by the Financial Accounting Standards Board Interpretation No. 28 over the vesting period of the individual option grants which is generally four years.

     During the year ended December 31, 1999, in connection with the grant of certain stock options, the Company recorded deferred stock compensation of approximately $4,290,000, representing the difference between the exercise price of the option and the estimated fair value of the Company's common stock on the date of grant. Amortization of deferred stock compensation was approximately $1,654,000 for the year ended December 31, 1999.

NOTE 9. 401(K) PLAN

     The Company has a 401(K) plan covering substantially all of its eligible employees. Under this plan, employees may defer up to 15% of their pre-tax salary, subject to statutory limits. The Company contributes an amount equal to 50% of each participant's elective contribution, up to 4% of compensation. On January 1, 2000, the Company modified the Plan to provide for company matching contributions equal to 50% of each participant's elective contribution, up to 8% of compensation. The Company's matching contributions to the plan were $53,000, $168,000 and $257,000 during the years ended December 1997, 1998 and 1999, respectively.

NOTE 10. SUBSEQUENT EVENTS

     In February 2000, the Company's board of directors approved, subject to shareholder approval, the increase in authorized shares of common stock to 200,000,000 shares and the creation of newly undesignated preferred stock totaling 10,000,000 shares. In addition, the Company's board of directors approval of three-for-two stock split, subject to shareholder approval, to be effective upon the filing of the Company's restated articles of incorporation. All references to common share and per common share data in the accompanying financial statements have been retroactively restated to reflect the effects of this stock split.

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES

     Warrant Grant

     In January 2000, the Company issued a warrant (the "2000 Alliance Warrant") to a second strategic alliance partner to purchase 1,200,000 shares of common stock at $6.67 per share. The 2000 Alliance Warrant vests contingently upon the achievement of various milestones, primarily the generation of license revenue for the Company, and expires on July 31, 2002. The 2000 Alliance Warrant contains a significant economic disincentive for non-performance, and, accordingly, the fair value of the 2000 Alliance Warrant will be measured at the date of grant in accordance with Emerging Issues Task Force No. 96-18. The fair value of the 2000 Alliance Warrant will be determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.3%, a volatility factor of 0.60 and an estimated fair value at the time of grant of $9.60 per common share.

     Employee Stock Purchase Plan

     In February 2000, the Board of Directors approved the Company's 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP will become effective upon the completion of the Offering. A total of 2,250,000 shares of common stock are initially available for issuance under the ESPP. The number of shares of common stock available for issuance under the ESPP will be increased on the first day of each calendar year during the term of the ESPP to 2,250,000 shares of common stock.

     The ESPP, which is intended to qualify under Section 423 of the IRS Code, will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, commencing on or about May 16 and November 16 of each year. Each offering period will consist of four consecutive purchase periods of approximately six months' duration, and at the end of each offering period, an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of the offering and end on May 15, 2002; the initial purchase period is expected to begin on the date of the offering and end on November 15, 2002. Participants generally may not purchase more than 1,500 shares in any calendar year or stock having a value measured at the beginning of the offering period greater than $25,000 in any calendar year.

     The purchase price per share will be 85% of the lower of (1) the fair market value of our common stock on the purchase date or (2) the fair market value of a share of our common stock on the last trading day before the offering date, or, in the case of the first offering period under the plan, the price at which one share of our common stock is offered to the public in our initial public offering.

     Initial Public Offering and Unaudited Pro Forma Shareholders' Equity (Deficit)

     In February 2000, the Board of Directors authorized the filing of a Registration Statement with the Securities and Exchange Commission which would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering. If the offering is consummated under the terms currently anticipated, all of the outstanding shares of the Company's redeemable convertible preferred stock will automatically convert into shares of common stock upon closing of the proposed offering. The conversion of the redeemable convertible preferred stock has been reflected in the unaudited pro forma shareholders' equity (deficit) on the accompanying consolidated balance sheet.

     Concurrent Offering

     Concurrent with its initial public offering, the Company plans to sell an additional 1,200,000 shares of common stock in a private transaction at a price per share equal to the initial public offering price, subject to reduction if the aggregate purchase price for the shares would exceed $24.0 million.

                                   [STC Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq/NMS listing fee.

SEC Registration Fee........................................  $   26,400
NASD Filing Fee.............................................      10,500
Nasdaq National Market Listing Fee..........................      95,000
Printing Costs..............................................     200,000
Legal Fees and Expenses.....................................     600,000
Accounting Fees and Expenses................................     250,000
Blue Sky Fees and Expenses..................................      15,000
Transfer Agent and Registrar Fees...........................      10,000
Miscellaneous...............................................      93,100
                                                              ----------
          Total.............................................  $1,300,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 317 of the General Corporation Law of the State of California authorizes a corporation to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Our Restated Articles of Incorporation and Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by California law. In addition, we have entered into Indemnification Agreements with our officers and directors. The Underwriting Agreement also provides for cross-indemnification among STC and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since February 1997, we have sold and issued the following securities:

          1. In May, June and September 1998, we issued an aggregate of 2,864,583 shares of Series A preferred stock to 27 investors for an aggregate cash consideration of $11.0 million.

          2. In February 1999, we issued an aggregate of 2,703,675 shares of common stock to 12 investors for an aggregate cash consideration of $4.0 million.

          3. In March 1999, we issued an aggregate of 2,588,215 shares of Series B preferred stock to 28 investors for an aggregate cash consideration of $11.0 million.

          4. In October 1999, we issued a warrant to purchase 262,500 shares of our common stock with an exercise price of $1.89 per share to a third party in connection with a loan facility.

          5. In November 1999, we issued a warrant to purchase 1,200,000 shares of our common stock with an exercise price of $5.33 per share to Andersen Consulting.

          6. In January 2000, we issued a warrant to purchase 1,200,000 shares of our common stock, with an exercise price of $6.67 per share to EDS.

          7. From February 1997 to February 2000, we issued an aggregate of 16,919,931 shares of common stock to employees, non-employee directors and consultants pursuant to our 1997 Stock Plan and 1998 Stock Plan with an aggregate exercise price of $32,417,728.

     The issuances of the above securities were deemed to be exempt from registration under the Securities Act. The recipients of securities in each the above transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients either received adequate information about STC or had adequate access, through their relationships with STC, to information about us.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1*     Form of Underwriting Agreement.
 3.1*     Restated Articles of Incorporation of the Registrant.
 3.2*     Restated Articles of Incorporation to be filed following the closing of the offering.
 3.3*     Bylaws of the Registrant.
 4.1*     Specimen common stock certificate.
 5.1*     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
10.1      Form of Indemnification Agreement between the Registrant and each of its directors and officers.
10.2      1997 Stock Plan.
10.3      1998 Stock Plan, as amended.
10.4*     2000 Employee Stock Purchase Plan and form of agreements
          thereunder.
10.5      Warrant dated November 16, 1999 issued to Andersen
          Consulting.
10.6      Warrant dated January 31, 2000 issued to EDS.
10.7      Loan and Security Agreement, dated October 29, 1999, between the Registrant and Greyrock Capital.
10.8      Registration Rights Agreement, dated May 8, 1998, as
          amended.
10.9      Lease Agreement dated June 6, 1997 between the Registrant
          and Boone/Fetter/Occidental I for premises in Monrovia,
          California.
10.10     Lease Agreement dated June 10, 1999 between the Registrant and Franklin Select Realty Trust for premises in Redwood
          Shores, California.
10.11*    Lease Agreement dated December 30, 1991 between the
          Registrant and the Demetriades Family Trust (dated December
          20, 1983) for premises in Arcadia, California.
21.1      List of subsidiaries of the Registrant.
23.1      Consent of Ernst & Young, LLP, Independent Auditors.
23.2*     Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1)
24.1      Powers of Attorney (included in page II-5).
27.1      Financial Data Schedule.

-------------------------
* To be filed by amendment.

     (b) Financial Statement Schedules.

     Report of Independent Auditors, Ernst & Young LLP

     Schedule II

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monrovia, State of California on February 17, 2000.

                                      SOFTWARE TECHNOLOGIES CORPORATION

                                      By:      /s/ JAMES T. DEMETRIADES
                                         ---------------------------------------
                                         Name: James T. Demetriades
                                         Title:  President and Chief Executive
                                          Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, James T. Demetriades and Barry J. Plaga, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on February 17, 2000:

                       SIGNATURE                                            TITLE
                       ---------                                            -----
/s/ JAMES T. DEMETRIADES                                  Chairman of the Board, President and Chief
--------------------------------------------------------  Executive Officer (Principal Executive
James T. Demetriades                                      Officer)

/s/ BARRY J. PLAGA                                        Chief Financial Officer (Principal
--------------------------------------------------------  Financial and Accounting Officer)
Barry J. Plaga

/s/ STERGE T. DEMETRIADES                                 Director
--------------------------------------------------------
Sterge T. Demetriades

/s/ SALAH M. HASSANEIN                                    Director
--------------------------------------------------------
Salah M. Hassanein

/s/ RAYMOND J. LANE                                       Director
--------------------------------------------------------
Raymond J. Lane

/s/ STEVEN A. LEDGER                                      Director
--------------------------------------------------------
Steven A. Ledger

/s/ JERRY F. MURDOCK                                      Director
--------------------------------------------------------
Jerry F. Murdock

/s/ GEORGE J. STILL                                       Director
--------------------------------------------------------
George J. Still

/s/ JACK L. WILSON                                        Director
--------------------------------------------------------
Jack L. Wilson

/s/ RICHARD L. DENEY                                      Director
--------------------------------------------------------
Richard L. deNey

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We have audited the consolidated financial statements of Software Technologies Corporation as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated February 11, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in
Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Woodland Hills, California
February 11, 2000

                                  SCHEDULE II

               SOFTWARE TECHNOLOGIES CORPORATION AND SUBSIDIARIES
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                             (AMOUNTS IN THOUSANDS)

                                          BALANCE AT                                   BALANCE AT
                                         BEGINNING OF                   DEDUCTIONS       END OF
             DESCRIPTION                     YEAR          ADDITIONS   (DESCRIBE)(A)      YEAR
-------------------------------------    ------------      ---------   -------------   -----------
Year Ended December 31, 1997
  Allowance for doubtful accounts....        $328            $221          $200          $  349
Year Ended December 31, 1998
  Allowance for doubtful accounts....        $349            $416          $374          $  391
Year Ended December 31, 1999
  Allowance for doubtful accounts....        $391            $685          $ 21          $1,055

(A) Actual write-offs of uncollectible accounts receivable.

                                 EXHIBIT INDEX

                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
-------                      -----------------------                     ------------
 1.1*      Form of Underwriting Agreement.
 3.1*      Restated Articles of Incorporation of the Registrant.
 3.2*      Restated Articles of Incorporation to be filed following the closing of the offering.
 3.3*      Bylaws of the Registrant.
 4.1*      Specimen common stock certificate.
 5.1*      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
10.1       Form of Indemnification Agreement between the Registrant and each of its directors and officers.
10.2       1997 Stock Plan.
10.3       1998 Stock Plan, as amended.
10.4*      2000 Employee Stock Purchase Plan and form of agreements
           thereunder.
10.5       Warrant dated November 16, 1999 issued to Andersen
           Consulting.
10.6       Warrant dated January 31, 2000 issued to EDS.
10.7       Loan and Security Agreement, dated October 29, 1999, between the Registrant and Greyrock Capital.
10.8       Registration Rights Agreement, dated May 8, 1998, as
           amended.
10.9       Lease Agreement dated June 6, 1997 between the Registrant
           and Boone/Fetter/Occidental I for premises in Monrovia,
           California.
10.10      Lease Agreement dated June 10, 1999 between the Registrant and Franklin Select Realty Trust for premises in Redwood
           Shores, California.
10.11*     Lease Agreement dated December 30, 1991 between the
           Registrant and the Demetriades Family Trust (dated December
           20, 1983) for premises in Arcadia, California.
21.1       List of subsidiaries of the Registrant.
23.1       Consent of Ernst & Young, LLP, Independent Auditors.
23.2*      Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1)
24.1       Powers of Attorney (included in page II-5).
27.1       Financial Data Schedule.

-------------------------
* To be filed by amendment.